UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: November 2010

SEC File No. 000-53834

RARE ELEMENT RESOURCES LTD.

(Exact name of registrant as specified in its charter)

325 Howe St., #410, Vancouver, British Columbia, Canada V6C 1Z7
(Address of principal executive offices)

1. Exhibit 99.1 – Interim Financial Statements, Three Months Ended 9/30/2010
2. Exhibit 99.2 - Form 52-109FV2, Certification of Interim Filings, CEO
3. Exhibit 99.3 - Form 52-109FV2, Certification of Interim Filings, CFO
4. Exhibit 99.4 - Management's Discussion and Analysis for the Three Months Ended September 30, 2010
5. Exhibit 99.5 - Press Release dated November 16, 2010
6. Exhibit 99.6 – Press Release dated November 18, 2010

Indicate by check mark whether the Registrant files annual reports under cover of Form 20-F or Form 40-F
Form 20-F **xxx** Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.
Yes ___ No **xxx**

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Rare Element Resources Ltd. -- SEC File No. 000-53834
(Registrant)

Date: November 22, 2010

/s/ Winnie Wong
Winnie Wong, Corporate Secretary

Exhibit 99.1



CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010

410-325 Howe Street, Vancouver, BC V6C 1Z7 (T) 604-687-3520 (F) 604-688-3392
www.rareelementresources.com

NOTICE OF AUDITOR'S REVIEW OF

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3 (3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that an auditor has not reviewed the financial statements.

The accompanying unaudited financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
FOR THE THREE MONTHS ENDED SEPTEMBER 30
(Expressed in US Dollars)
(Unaudited)

		2010		2009
				(Note 16)
Expenses				
Audit and legal	$	27,961	$	9,311
Accounting and administrative fees (Note 10)		52,440		38,690
Depreciation		3,065		935
Bank charges		2,092		903
Consulting		3,838		-
Corporate development		19,810		56,958
Foreign exchange (gain)		(17,221)		(7,827)
Investor relations and shareholders' communication		70,291		72,850
Management fees (Note 10)		36,700		39,003
Office and miscellaneous		19,954		13,090
Project investigation		1,096		-
Rent (Note 10)		2,165		2,048
Share-based payments		448,869		313,566
Transfer and listing fees		8,225		3,425
Travel		21,575		11,211
Total expenses		(700,860)		(554,163)
Other items				
Interest income		25,120		8,970
		25,120		8,970
Loss before tax		(675,740)		(545,193)
Income tax		-		-
Net loss		(675,740)		(545,193)
Exchange differences on translation of foreign operations		229,446		118,819
Unrealized gain on available-for-sale marketable securities (Note 9)		30,129		-
Total comprehensive loss for the period	$	(416,165)	$	(426,374)
Loss per share – basic and diluted	$	(0.02)	$	(0.02)
Weighted average number of shares outstanding		32,440,799		27,432,388

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Expressed in US Dollars)
(Unaudited)

	September 30, 2010	June 30, 2010
		(Note 16)
Assets		
Exploration and evaluation assets (Note 6)	$ 8,943,543	$ 6,115,095
Property, plant and equipment (Note 7)	36,992	40,057
Reclamation bonding (Note 8)	422,283	110,533
Total non-current assets	9,402,818	6,265,685
Prepaid expenses	73,352	71,419
Marketable securities (Note 9)	74,836	-
Accounts receivable	30,118	17,054
Cash and cash equivalents	11,060,969	11,460,476
Total current assets	11,239,275	11,548,949
Total assets	$ 20,642,093	$ 17,814,634
Equity		
Share capital (Note 4)	$ 22,157,316	$ 19,003,005
Shares subscribed	114,344	-
Reserves (Note 4)	5,891,042	5,985,207
Deficit	(8,271,346)	(7,595,606)
Total shareholders' equity	19,891,356	17,392,606
Current Liabilities		
Accounts payable and accrued liabilities	723,252	410,005
Due to related parties (Note 10)	27,485	12,023
Total current liabilities	750,737	422,028
Total equity and liabilities	$ 20,642,093	$ 17,814,634

These consolidated financial statements are authorized for issue by the Board of Directors on November 12, 2010.

They are signed on the Company's behalf by:

"Donald E. Ranta"	*"Mark T. Brown"*
Donald E. Ranta	Mark T. Brown

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE MONTHS ENDED SEPTEMBER 30
(Expressed in US Dollars)
(Unaudited)

		2010		2009
				(Note 16)
Cash provided by (used in)				
Operations:				
Net loss	$	(675,740)	$	(545,193)
Adjustments to reconcile to net cash flows from operating activities				
Depreciation		3,065		935
Share-based payments		448,869		313,566
Interest income accrued		-		(5,369)
		(223,806)		(236,061)
Changes in non-cash working-capital items:				
Accounts receivable		(13,064)		(33,956)
Prepaid expenses		(1,933)		(42,232)
Accounts payable and accrued liabilities		(320,844)		31,178
Due to related parties		15,462		33,630
		(544,184)		(247,441)
Investing activities				
Exploration and evaluation of assets		(2,204,814)		(284,006)
Purchase of property, plant and equipment		-		(9,745)
Reclamation bonding		(311,750)		(100,000)
		(2,516,564)		(393,751)
Financing activities				
Cash received for common shares		2,351,702		4,562,396
Share issue costs		-		(43,654)
Shares subscribed		114,344		-
		2,466,046		4,518,742
Effects of exchange rate changes on behalf of cash held in foreign currencies		195,195		118,819
Increase in cash and cash equivalents		(399,507)		3,996,369
Cash and cash equivalents, beginning of the period		11,460,476		2,334,145
Cash and cash equivalents, end of the period	$	11,060,969	$	6,330,514
Cash and cash equivalents consist of:				
Cash	$	11,060,969	$	5,777,854
GIC Investments		-		552,660
	$	11,060,969	$	6,330,514

Supplemental Disclosure with Respect to Cash Flows (Note 12)

See accompanying notes to condensed consolidated interim financial statements

5

RARE ELEMENT RESOURCES LTD.
CONDENCES CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(Expressed in US Dollars)
(Uaudited)

Issued and outstanding:	Number of Shares	Share Capital	Shares subscribed	Warrants	Reserves — Equity Settled Employee Benefits	Agents Options	Available-for-sale financial assets	Foreign currency transaction	Deficit	Total Equity
Balance as at June 30, 2009 (Note 16)	26,264,736	$7,841,832	$ -	$627,442	$876,046	$ -	$ -	$ -	$ (5,377,562)	$3,967,758
Issued for cash:										
Private placements (Notes 4b(i,ii))	2,200,000	2,996,863	-	1,948,985	-	-	-	-	-	4,945,848
Short form prospectus (Note 4b(iii))	2,531,501	6,870,511	-	1,453,097	-	-	-	-	-	8,323,608
Exercise of warrants	144,500	188,070	-	(46,460)	-	-	-	-	-	141,610
Exercise of options	482,000	523,991	-	-	(233,797)	-	-	-	-	290,194
Shares issued on property acquisition's (Note 4b(iv))	520,000	1,732,438	-	-	-	-	-	-	-	1,732,438
Share issue costs (Note 4b)	-	(1,150,700)	-	-	-	310,988	-	-	-	(839,712)
Share-based payments	-	-	-	-	1,076,452	-	-	-	-	1,076,452
Comprehensive loss for the year	-	-	-	-	-	-	-	(27,546)	(2,218,044)	(2,245,590)
Balance as at June 30, 2010 (Note 16)	32,142,737	19,003,005	-	3,983,064	1,718,701	310,988	-	(27,546)	(7,595,606)	17,392,606
Exercise of warrants (Note 4c)	901,945	2,144,052	-	(416,505)	-	-	-	-	-	1,727,547
Exercise of options (Note 4d)	207,000	187,751	-	-	(75,116)	-	-	-	-	112,635
Exercise of agents' options (Note 4e)	151,890	822,508	-	-	-	(310,988)	-	-	-	511,520
Share-based payments (Note 4d)	-	-	-	-	448,869	-	-	-	-	448,869
Shares subscribed	-	-	114,344	-	-	-	-	-	-	114,344
Comprehensive loss for the period	-	-	-	-	-	-	30,129	229,446	(675,740)	(416,165)
Balance as at September 30, 2010	33,403,572	$22,157,316	$ 114,344	$3,566,559	$2,092,454	$ -	$ 30,129	$ 201,900	$ (8,271,346)	$19,891,356

See accompanying notes to condensed consolidated interim financial statements

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED SCHEDULE OF EXPLORATION AND EVALUATION ASSETS
(Expressed in US Dollars)

	Balance June 30, 2009	Expenditures	Balance June 30, 2010	Expenditures	Balance September 30, 2010
	(Audited)		(Audited)		(Unaudited)
Bear Lodge REE Project					
Exploration expenditures:					
Assays	$ 29,947	$ 251,038	$ 280,985	$ 144,935	$ 425,920
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	52,166	52,166	3,248	55,414
Drilling	734,672	1,190,955	1,925,627	1,537,358	3,462,985
Engineering consulting	-	131,207	131,207	111,182	242,389
Environmental costs	-	12,503	12,503	5,846	18,349
Geochemistry	-	74,072	74,072	16,000	90,072
Geological consulting	438,759	570,752	1,009,511	234,049	1,243,560
Geophysical	300	-	300	13,200	13,500
Field supplies	-	923	923	16,989	17,912
Land & claims	-	17,111	17,111	80,191	97,302
Metallurgical testing	155,030	306,378	461,408	48,173	509,581
Overhead expenses	13,524	34,531	48,055	27,422	75,477
Permitting	-	11,103	11,103	7,925	19,028
Property holding costs	40,721	-	40,721	-	40,721
Resource estimation	-	47,478	47,478	6,390	53,868
Scoping study	-	-	-	27,231	27,231
Staking	17,949	-	17,949	-	17,949
Survey	34,338	6,187	40,525	6,556	47,081
Travel expenses	24,418	18,114	42,532	20,749	63,281
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge REE Project	1,609,496	2,724,518	4,334,014	2,307,444	6,641,458
Sundance Gold Project					
Property acquisition costs	-	27,000	27,000	-	27,000
Exploration expenditures:					
Assays	-	-	-	63,209	63,209
Camp	-	-	-	620	620
Drilling	-	4,148	4,148	297,360	301,508
Engineering consulting	-	2,050	2,050	10,150	12,200
Environmental costs	-	-	-	688	688
Geochemistry	-	800	800	4,800	5,600
Geological consulting	-	53,253	53,253	99,056	152,309
Geophysical	-	-	-	13,200	13,200
Field supplies	-	1,438	1,438	11,029	12,467
Land & claims	-	3,080	3,080	7,235	10,315
Overhead expenses	-	2,290	2,290	15,466	17,756
Permitting	-	2,654	2,654	-	2,654
Survey	-	-	-	3,142	3,142
Travel expenses	-	-	-	5,805	5,805
Total expenditures on Sundance Gold Project	-	96,713	96,713	531,760	628,473
Subtotal	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 2,839,204	$ 7,269,931

RARE ELEMENT RESOURCES LTD.
CONDENSED CONSOLIDATED SCHEDULE OF EXPLORATION AND EVALUATION ASSETS
(Expressed in US Dollars)

	Balance June 30, 2009	Expenditures	Balance June 30, 2010	Expenditures	Balance September 30, 2010
	(Audited)		(Audited)		(Unaudited)
Subtotal (balance forward)	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 2,839,204	$ 7,269,931
Eden Lake Property					
Property acquisition costs	-	1,007,251	1,007,251	-	1,007,251
Option proceeds	-	(48,070)	(48,070)	(44,707)	(92,777)
Foreign exchange movement	-	-	-	34,101	34,101
Total expenditures on Eden Lake property	-	959,181	959,181	(10,606)	948,575
Nuiklavik Property					
Property acquisition costs	-	725,187	725,187	-	725,187
Foreign exchange movement	-	-	-	(150)	(150)
Total expenditures on Nuiklavik property	-	725,187	725,187	(150)	725,037
TOTAL EXPENDITURES	**$ 1,609,496**	**$ 4,505,599**	**$ 6,115,095**	**$ 2,828,448**	**$ 8,943,543**

See accompanying notes to condensed consolidated interim financial statements

8

(Expressed in US Dollars)

1. NATURE OF OPERATIONS

Rare Element Resources Ltd. ("Rare Element" or "the Company") was incorporated under the laws of the Province of British Columbia on June 3, 1999 and the principal business activity is the exploration of properties. The address of the Company's registered office is Suite 2610, 1066 West Hastings Street, Vancouver, BC V6E 3X1. The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain mineral reserves that are economically recoverable. The recoverability of amounts shown for mineral properties is dependent upon the establishment of a sufficient quantity of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development and upon future profitable production or proceeds from the disposition of mineral properties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Conversion to International Financial Reporting Standards
The Canadian Accounting Standards Board ("AcSB") confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles ("GAAP") for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These are the Company's first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending June 30, 2010. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with GAAP.

Basis of preparation
These condensed consolidated interim financial statements have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these condensed consolidated interim financial statements have been prepared using the accrual basis of accounting, except for cash flow information.

The preparation of interim financial statements in conformity with IAS 34 requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. These condensed consolidated interim financial statements do not include all of the information required for full annual financial statements.

These condensed consolidated interim financial statements, including comparatives, have been prepared on the basis of IFRS standards that are published at the time of preparation and that are effective or available for early adoption on June 30, 2011, the Company's first annual reporting date.

The standards that will be effective or available for voluntary early adoptions in the annual financial statements for the year ending June 30, 2011 are subject to change and may be affected by additional interpretation(s). Accordingly, the accounting policies for the annual period that are relevant to these condensed consolidated interim financial statements will be determined only when the first IFRS financial statements are prepared for the year ending June 30, 2011.

The preparation of these condensed consolidated interim financial statements resulted in changes to the accounting policies as compared with the most recent annual financial statements prepared under GAAP. The accounting policies set out below have been applied consistently to all periods presented in these condensed consolidated interim financial statements. They also have been applied in preparing an opening IFRS statement of financial position at July 1, 2009 for the purposes of the transition to IFRS, as required by IFRS 1, *First Time Adoption of International Financial Reporting Standards* (IFRS 1). The impact of the transition from GAAP to IFRS is explained in Note 16.

Basis of presentation and principles of consolidation
The condensed consolidated interim financial statements incorporate the financial statements of the Company and entities controlled by the Company (its 'subsidiaries'). Control is achieved where the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities.

The Company's subsidiaries are:

	% of ownership	Jurisdiction	Principal activity
Paso Rico Resources Ltd. ("Paso Rico"),	100%	Canada	Holding company
Paso Rico (USA), Inc.	100%	USA	Exploration company

Inter-company balances and transactions, including unrealised income and expenses arising from inter-company transactions, are eliminated in preparing the condensed consolidated interim financial statements.

Foreign currency translation
Items included in the condensed consolidated interim financial statements are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The condensed consolidated interim financial statements are presented in US dollars, which are the presentation currency and the functional currency of the Paso Rico (USA), Inc. The functional currency of Rare Element and Paso Rico is the Canadian Dollar.

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on dates of transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date when the fair value was determined. Non-monetary items that are measured in terms of historical cost in a foreign currency are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of the Company's foreign operations are expressed in US dollars using closing rates at the date of financial position. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized directly into equity and transferred to the foreign currency transactions reserve. Such exchange differences are recognized in profit or loss in the period in which the foreign operation is disposed of.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

Exploration and evaluation
The Company is in the exploration stage with respect to its investment in mineral properties and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of mineral claims and crediting all revenues received against the cost of the related claims. Such costs include, but not exclusive to, geological, geophysical studies, exploratory drilling and sampling. At such time as commercial production commences, these costs will be charged to operations on a unit-of-production method based on proven and probable reserves. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment or when it has been determined that there is evidence of a permanent impairment.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development of the properties, and on future production or proceeds of disposition.

The Company recognizes in income costs recovered on mineral properties when amounts received or receivable are in excess of the carrying amount.

Upon transfer of "Exploration and evaluation costs" into "Mine Development", all subsequent expenditure on the construction, installation or completion of infrastructure facilities is capitalised within "Mine development". After production starts, all assets included in "Mine development" are transferred to "Producing Mines".

All capitalized exploration and evaluation expenditure is monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations. Exploration areas where reserves have been discovered, but require major capital expenditure before production can begin, are continually evaluated to ensure that commercial quantities of reserves exist or to ensure that additional exploration work is underway as planned.

Property, plant and equipment
Property, plant and equipment ("PPE") are carried at cost and are depreciated annually on a declining-balance basis at the following rates: computer equipment at 55% and geological equipment at 30% (one-half of the rate is taken in the year of acquisition and disposition).

The cost of an item of PPE consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

An item of PPE is derecognized upon disposal or when no future economic benefits are expected to arise from the continued use of the asset. Any gain or loss arising on disposal of the asset, determined as the difference between the net disposal proceeds and the carrying amount of the asset, is recognized in profit or loss in the consolidated statement of comprehensive income or loss.

The Company compares the carrying value of PPE to estimated net recoverable amounts, based on estimated future cash flows, to determine whether there is any indication of impairment whenever events or circumstances warrant.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment. Expenditures incurred to replace a component of an item of property, plant and equipment that is accounted for separately, including major inspection and overhaul expenditures, are capitalized.

Financial instruments

Financial assets
The Company classifies its financial assets into one of the following categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or assets acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss.

Loans and receivables - These assets are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are carried at cost less any provision for impairment. Individually significant receivables are considered for impairment when they are past due or when other objective evidence is received that a specific counterparty will default.

Held-to-maturity investments - These assets are non-derivative financial assets with fixed or determinable payments and fixed maturities that the Company's management has the positive intention and ability to hold to maturity. These assets are measured at amortized cost using the effective interest method. If there is objective evidence that the investment is impaired, determined by reference to external credit ratings and other relevant indicators, the financial asset is measured at the present value of estimated future cash flows. Any changes to the carrying amount of the investment, including impairment losses, are recognized in the statement of comprehensive loss.

Available-for-sale - Non-derivative financial assets not included in the above categories are classified as available-for- sale. They are carried at fair value with changes in fair value recognized directly in equity. Where a decline in the fair value of an available-for-sale financial asset constitutes objective evidence of impairment, the amount of the loss is removed from equity and recognized in the statement of comprehensive loss.

All financial assets except for those at fair value through profit or loss are subject to review for impairment at least at each reporting date. Financial assets are impaired when there is any objective evidence that a financial asset or a group of financial assets is impaired. Different criteria to determine impairment are applied for each category of financial assets, which are described above.

Financial liabilities
The Company classifies its financial liabilities into one of two categories, depending on the purpose for which the asset was acquired. The Company's accounting policy for each category is as follows:

Fair value through profit or loss - This category comprises derivatives, or liabilities acquired or incurred principally for the purpose of selling or repurchasing it in the near term. They are carried in the statement of financial position at fair value with changes in fair value recognized in the statement of comprehensive loss .

Other financial liabilities: This category includes promissory notes, amounts due to related parties and accounts payables and accrued liabilities, all of which are recognized at amortized cost.

Cash and cash equivalents
Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand, and short term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash. Provided that the instruments are readily convertible at the statement of financial position date into cash without penalty at their carrying value, the Company considers its highly liquid term investments, typically with Canadian Chartered banks, to be cash equivalents.

Impairment
At each financial position reporting date, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm's length transaction between knowledgeable and willing parties. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period. For the purpose of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash generating unit to which the asset belongs.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Share Capital
Common shares are classified as equity. Transaction costs directly attributable to the issue of common shares and share options are recognized as a deduction from equity, net of any tax effects.

Share-based payments transaction
The share option plan allows the Company's employees and consultants to acquire shares of the Company. The fair value of options granted is recognized as a share-based payment expense with a corresponding increase in equity. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value is measured at grant date and each tranche is recognized on a graded-vesting basis over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Loss per share

The Company presents the basic and diluted loss per share data for its common shares, calculated by dividing the loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted loss per share is determined by adjusting the loss attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all dilutive potential common shares.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates and other sales tax or duty. The following specific recognition criteria must also be met before revenue is recognized:

Interest income

Revenue is recognized as interest accrues (using the effective interest rate that is the rate that exactly discounts estimated future cash receipts through the expected life of the financial instrument to the net carrying amount of the financial asset).

Income taxes

Income tax on the profit or loss for the periods presented comprises current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Current tax expense is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at period end, adjusted for amendments to tax payable with regards to previous years.

Deferred tax is recorded using the statement of financial position liability method, providing for temporary differences, between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences are not provided for: goodwill not deductible for tax purposes; the initial recognition of assets or liabilities that affect neither accounting nor taxable loss; and differences relating to investments in subsidiaries to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. To the extent that the Company does not consider it probable that a future tax asset will be recovered, it provides a valuation allowance against that excess.

Additional income taxes that arise from the distribution of dividends are recognized at the same time as the liability to pay the related dividend.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

Significant accounting judgments and estimates
The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and reported amounts of expenses during the reporting period. Actual outcomes could differ from these estimates. The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain. The impacts of such estimates are pervasive throughout the consolidated interim financial statements, and may require accounting adjustments based on future occurrences.

Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

- the recoverability of amounts receivable and prepayments which are included in the condensed consolidated interim statement of financial position;
- the carrying value of the investment and the recoverability of the carrying value which are included in the condensed consolidated interim statement of financial position;
- the estimated useful lives of property, plant and equipment which are included in the condensed consolidated interim statement of financial position and the related depreciation included in the consolidated statement of comprehensive loss;
- the inputs used in accounting for share purchase option expense in the condensed consolidated interim statement of comprehensive loss;
- the provision for income taxes which is included in the condensed consolidation interim statements of comprehensive loss and composition of deferred income tax assets and liabilities included in the condensed consolidated interim statement of financial position at September 30, 2010;
- the inputs used in determining the net present value of the liabilities for asset retirement obligations included in the condensed consolidated interim statement of financial position; and
- the inputs used in determining the various commitments and contingencies accrued in the condensed consolidated interim statement of financial position.

New accounting standards and interpretations
Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2010 reporting period. The following standards are assessed not to have any impact on the Company's financial statements:
- IAS 24, *Related Party Disclosure*: effective for accounting periods commencing on or after January 1, 2011; and
- IFRS 9, *Financial Instruments*: effective for accounting periods commencing on or after January 1, 2013.

3. **GEOGRAPHICAL SEGMENTED INFORMATION**

The Company is engaged in one business activity, mineral exploration. The two key geographical segments are Canada and United States. The Company has no discontinued operations.

(Expressed in US Dollars)

Summarized financial information for the geographic segments the Company operates in are as follows:

	Canada	United States	Total
As at September 30, 2010			
Assets	$ 12,181,896	$ 8,460,197	$ 20,642,093
As at June 30, 2010 (Note 16)			
Assets	$ 13,234,796	$ 4,579,838	$ 17,814,634

	Canada	United States	Total
For the quarter ended September 30, 2010			
Losses for the period	$ 673,176	$ 2,565	$ 675,740
Capital expenditures	$ -	$ 2,516,564	$ 2,516,564
For the quarter ended September 30, 2009 (Note 16)			
Losses for the period	$ 544,923	$ 270	$ 545,193
Capital expenditures	$ -	$ 393,751	$ 393,751

4. CAPITAL AND RESERVES

a. Authorized

At September 30, 2010, the authorized share capital comprised an unlimited number of common shares. The common shares do not have a par value. All issued shares are fully paid.

b. Details of issuances of common shares

i) On July 24, 2009, the Company completed a non-brokered private placement for $1,800,000 CDN. The offering consisted of 1,200,000 units at $1.50 CDN per unit. Each unit consists of one common share and one-half of a non-transferable share-purchase warrant. A whole warrant is exercisable into a common share of the Company at $2.10 CDN until January 24, 2011. The amount of $401,088 was assigned to the warrants. A total of $17,605 was included in share issue costs.

ii) On September 21, 2009, the Company completed a non-brokered private placement for $3,000,000 CDN. The offering consisted of 1,000,000 units at $3.00 CDN per unit. Each unit consists of one common share and one non-transferable share-purchase warrant. Each warrant is exercisable into a common share of the Company at $4.25 CDN until March 21, 2011. The fair value of $1,052,009 was assigned to the warrants. A total of $27,513 was included in share issue costs.

iii) On April 13, 2010, the Company closed the short-form prospectus offering of $8,860,253 CDN. The financing consisted of 2,531,501 units at a price of $3.50 CDN per unit. Each unit consists of one common share and one-half of one transferable share-purchase warrant. Each warrant is exercisable into one common share until April 13, 2012, at a price of $4.75 CDN. The fair value of $1,948,985 was assigned to the warrants.

(Expressed in US Dollars)

The Company paid $531,615 CDN cash commission and issued 151,890 agents' options exercisable into one agent's unit at a price of $3.50 CDN per until April 13, 2012. Each agent's unit consists of one common share and one-half of one transferable share-purchase warrant with the same terms as private placement warrants. The fair value of $310,988 was assigned to the agents' options based upon the Black-Scholes option pricing model. A total of $794,594 was included in share issue costs.

iv) On November 11, 2009, the Company issued 300,000 shares at a fair value of $944,298 on acquisition of Eden Lake property and 20,000 shares as finders' fees at a fair value of $62,953 on that acquisition. On January 12, 2010, the Company issued 200,000 shares at a fair value of $725,187 on acquisition of Nuiklavik property.

c. Warrants

The continuity of warrants for the period ended September 30, 2010 is as follows:

Expiry date	Exercise Price (CDN$)	June 30, 2010	Issued	Exercised	Expired/ cancelled	September 30, 2010
November 27, 2010	1.00	860,000	-	(600,000)	-	260,000
January 24, 2011	2.10	595,500	-	(65,500)	-	530,000
March 21, 2011	4.25	1,000,000	-	(130,500)	-	869,500
April 13, 2012	4.75	1,265,751	75,945	(105,945)	-	1,235,751
		3,721,251	75,945	(901,945)	-	2,895,251
Weighted average exercise price (CDN$)		$ 3.32	$ 4.75	$ 1.99	$ -	$ 3.78

During the period, a total of 901,945 warrants at a price ranging from $1.00 CDN to $4.75 CDN were exercised for proceeds of $1,727,547. A fair value of $416,505 was recognized on these exercised warrants.

The fair value of $290,328 was assigned to the November 27, 2010 warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.27%, an expected life of 1.5 year, annualized volatility of 108%, and a dividend rate of 0%.

The amount of $401,088 was assigned to the January 24, 2011 warrants based upon a relative weighting of the fair values of the common share and warrant components of each unit, derived using the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.33%, an expected life of 1.5 year, annualized volatility of 132%, and a dividend rate of 0%.

The fair value of $1,052,009 was assigned to the March 21, 2011 warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumption used were a risk-free interest rate of 1.28%, an expected life of 1.5 year, annualized volatility of 137%, and a dividend rate of 0%.

The fair value of of $1,948,985 was assigned to the April 13, 2012 warrants based upon the average of the pro-rata method and the Black-Scholes option pricing model. The assumptions used were a

(Expressed in US Dollars)

risk-free interest rate of 1.90%, an expected life of 2 years, annualized volatility of 125%, and a dividend rate of 0%.

d. Share purchase option compensation plan

The Company established a 20% fixed stock option plan whereby the board of directors may from time to time grant options up to 5,779,347 common shares to individual eligible directors, officers, employees or consultants. The maximum term of any option is five years. The exercise price of an option is not less than the closing price on the last trading day preceding the grant date, less allowable discounts in accordance with the policies of the Exchange. The Board retains the discretion to impose vesting periods on any options granted. All options granted to date vest as follows: 20% vest 4 months after date of grant, 20% vest 8 months after the date of grant, 20% vest 12 months after the date of grant, 20% vest 15 months after the date of grant, and the remaining 20% vest 18 months after the date of grant.

The continuity of stock options for the period ended September 30, 2010 is as follows:

Expiry date	Exercise Price (CDN$)	June 30, 2010	Granted	Exercised	Expired/ cancelled	September 30, 2010
April 28, 2011	0.55	100,000	-	-	-	100,000
January 10, 2012	0.55	200,000	-	(100,000)	-	100,000
September 1, 2012	1.00	350,000	-	-	-	350,000
October 12, 2012	1.00	350,000	-	-	-	350,000
October 15, 2012	1.00	25,000	-	-	-	25,000
February 19, 2013	1.15	65,000	-	-	-	65,000
January 27, 2014	0.58	1,226,000	-	(107,000)	-	1,119,000
July 20, 2014	2.09	200,000	-	-	-	200,000
October 2, 2014	4.49	30,000	-	-	-	30,000
April 19, 2015	3.28	190,000	-	-	-	190,000
May 28, 2015	2.71	500,000	-	-	-	500,000
Options outstanding and exercisable		3,236,000	-	(207,000)	-	3,029,000
Weighted average exercise price (CDN$)		$ 1.98	$ -	$ 0.57	$ -	$ 1.35

During the period, a total of 207,000 options at prices ranging from $0.55 CDN to $0.58 CDN were exercised for proceeds of $112,635. A fair value of $75,116 was recognized on these exercised options.

The weighted average assumptions used to estimate the fair value of options for the period ended September 30, 2010 and 2009 were:

	2010	2009
Risk-free interest rate	1.28 – 2.52%	1.27 – 2.03%
Annualized volatility	116-137%	92 - 108%
Expected dividend yield	Nil	Nil
Expected option life in years	0.9 – 4.6 years	1.5 - 5 years

(Expressed in US Dollars)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

e. Agents' Options

Agents' Options outstanding and exercisable (Note 4b (iii)):

Expiry date	Exercise Price (CDN$)	June 30, 2010	Granted	Exercised	Expired/ cancelled	September 30, 2010
April 13, 2012	3.50	151,890	-	151,890	-	-
Weighted average exercise price (CDN$)		$ 3.50	$ -	$3.50	$ -	$ -

Each agent's unit consists of one common share and one-half of one transferable share-purchase warrant, with each full share-purchase warrant exercisable into one common share until April 13, 2012, at a price of $4.75 CDN. The fair value of $310,988 was assigned to the agents' options based upon the Black-Scholes option pricing model. The assumptions used were a risk-free interest rate of 1.90%, an expected life of 2 years, annualized volatility of 125%, and a dividend rate of 0%.

During the period, all agents' options were exercised for proceeds of $511,520. A fair value of $310,988 was recognized on these exercised options.

5. LOSS PER SHARE

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the three month ended September 30, 2010 was based on the loss attributable to common shareholders of $675,740 (2009 – $545,193) and a weighted average number of common shares outstanding of 32,440,799 (2009 – 27,432,388).

Diluted loss per share did not include the effect of 3,029,000 share purchase options (2009 – 2,729,000) and 2,895,251 warrants (2009 – 2,600,000) as they are anti-dilutive.

6. EXPLORATION AND EVALUATION ASSETS

The amounts shown represent costs incurred to date, and do not necessarily represent present or future values as these are entirely dependent upon the economic recovery of future ore reserves. A summary of current property interests is as follows:

Bear Lodge Property, Wyoming, USA

The Company, through its wholly-owned subsidiary, Paso Rico (USA), Inc., holds a 100% interest in a group of unpatented mineral claims and one leased state section, together known as the Bear Lodge Property which is the subject of two types of exploration projects: the rare-earth elements project known as the "Bear Lodge REE Project" and the gold project known as the "Sundance Gold Project". The property is situated in the Bear Lodge Mountains of Crook County, in northeast Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral

(Expressed in US Dollars)

Lease and Option for Deed". Certain claims and a portion of a defined area of influence surrounding the claims were subject to a production royalty of 2% of Net Smelter Returns ("NSR") royalty payable to Freeport. On June 30, 2009, the Company re-purchased the NSR for $50,000.

Sundance Gold Project
On June 1, 2006, Paso Rico (USA), Inc. and Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, signed an agreement to establish a gold-exploration venture on the Company's Bear Lodge, Wyoming property ("Venture"). Under the agreement, Newmont had the right to earn a 65% participating interest in the Bear Lodge property, excluding any rights to the rare-earth elements and uranium, but including rights to gold and other metals, by spending $5 million on property exploration.

On May 12, 2010, Newmont terminated its option and the Company maintains its 100% interest in the mineral potential of the entire property. In addition, 327 contiguous claims wholly-owned by Newmont outside the venture were transferred to the Company. In consideration for transferring its claims, Newmont was granted a right-of-first-refusal on all claims sold or disposed, excluding those containing rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the claims transferred to the Company by Newmont. This agreement honors an arrangement between Newmont and Bronco Creek Exploration Company ("Bronco Creek") on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and retain a 0.05% NSR royalty, with a cap, on these claims.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles. Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section.

Eden Lake Property, Manitoba, Canada
On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares (Note 4b(iv)). The underlying owner, Strider Resources Limited, retains a 3% NSR with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders' fees of 20,000 common shares were issued to two parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

On February 23, 2010, the Company granted Medallion Resources Ltd. ("Medallion") an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (200,000 shares were received), and complete $2,250,000 CDN in property exploration work commitment expenditures over a five-year period. Medallion may buy 50% of the 3% NSR at anytime for $1.5 million CDN. On October 7, 2010, the Company and Medallion agreed to postpone $50,000 cash payment to no later than the first anniversary of the agreement. In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion is the operator of the exploration program during the option period.

(Expressed in US Dollars)

Nuiklavik property, Labrador, Canada

On January 6, 2010, the Company acquired from Altius Minerals Corp. ("Altius") a 100% interest in 790 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (Note 4b(iv)).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN.

7. PROPERTY, PLANT AND EQUIPMENT

	Computer equipment	Geological equipment	Total
Cost			
Balance as at July 1, 2009	$ 6,300	$ -	$ 6,300
Assets acquired	-	45,085	45,085
Assets disposed	(6,300)	-	(6,300)
Balance as at June 30, 2010	-	45,085	45,085
Assets acquired	-	-	-
Assets disposed	-	-	-
Balance as at September 30, 2010	$ -	$ 45,085	$ 45,085
Accumulated depreciation			
Balance as at July 1, 2009	$ 4,428	$ -	$ 4,428
Depreciation for the period	1,872	5,028	6,900
Assets disposed	(6,300)	-	(6,300)
Balance as at June 30, 2010	-	5,028	5,028
Depreciation for the period	-	3,065	3,065
Balance as at September 30, 2010	$ -	$ 8,093	$ 8,093
Carrying amounts			
At July 1, 2009	$ 1,872	$ -	$ 1,872
At June 30, 2010	$ -	$ 40,057	$ 40,057
At September 30, 2010	$ -	$ 36,992	$ 36,992

8. RECLAMATION BONDING

On July 23, 2004, $10,000 was transferred to the Wyoming Department of Environmental Quality for the bond required to reclaim the ground disturbed during its exploration programs at the Bear Lodge Property. The Company must complete certain reclamation work for these funds to be released, but may leave the bond in place for future exploration programs, even if such work is completed.

In August 2009, an additional $100,000 bond was set up for the benefit of the Company in respect to future reclamation work at the Bear Lodge Property.

In August 2010, the Company increased its reclamation bonding to $420,000 by depositing with Wyoming regulatory authorities an additional $310,000 in the name of Paso Rico (USA).

As of September 30, 2010, an interest of $2,283 was received on these bonds.

(Expressed in US Dollars)

9. MARKETABLE SECURITIES

Marketable securities consist of equity securities over which the Company does not have control or significant influence. Marketable securities are designated as available for sale and valued at fair value. $30,129 of unrealized gains due to period end revaluation to fair value was recorded as other comprehensive income. During the three months ended September 30, 2010, the Company determined that $Nil of the unrealized loss recorded in available-for-sale financial assets represented other than temporary loss.

10. RELATED PARTY TRANSACTIONS

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended September 30, 2010

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $[(a)]	Total $
Donald E. Ranta, Chief Executive Officer [(c)]	36,700	n/a	(b)	Nil	36,700
Mark T. Brown Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.[(d)]	54,605	n/a	n/a	Nil	54,605

For the three months ended September 30, 2009

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $[(a)]	Total $
Donald E. Ranta, Chief Executive Officer [(c)]	39,003	n/a	(b)	Nil	39,003
Mark T. Brown Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.[(d)]	40,738	n/a	n/a	Nil	40,738

(a) Comprised of options granted pursuant to the Company's stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.
(b) Under the terms of the management consulting agreement between the Company and Donald E. Ranta, Mr. Ranta is entitled to a payment equal to 3 months remuneration in the event Mr. Ranta is terminated by the Company without notice.
(c) Mr. Ranta receives a monthly amount of $8,500 and effectively October 1, 2009, a monthly amount of $12,000 as management fees.
(d) Pacific Opportunity Capital Ltd., a company controlled by the Chief Financial Officer of the

(Expressed in US Dollars)

Company, charged for rent, accounting and management fees for an accounting and administrative team of five people during fiscal 2010 and 2009 respectively.

Related party assets / liabilities

	Services for	As at September 30, 2010	As at June 30, 2010
Amounts due to:			
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$27,485	$ 12,023
Amounts due from:			
Nil		-	-

11. COMMITMENTS AND CONTINGENCIES

Potential environmental contingency

The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment, and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site-restoration costs to be incurred for existing mining interests is uncertain.

12. SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Three months ended September 30, 2010	2009
		(Note 16)
Non-cash information		
Shares received on optioning mineral property	$ 44,707	$ -
Accrual of obligation for mineral properties	623,634	202,743
Fair value of securities exercised	802,609	117,192
Fair value of warrants issued	-	1,443,541
Other items		
Interest received	$ 25,120	$ 8,970

13. FINANCIAL INSTRUMENTS AND RELATED RISKS

The Company's operations consist of the acquisition and exploration of exploration and evaluation in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a) Credit risk

Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

(i) Trade credit risk

The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

(ii) Cash and cash equivalents

In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments

As at September 30, 2010, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c) Interest rate risk

The Company's interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company's exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $110,000.

d) Currency risk

The Company's property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company's estimated one-year exploration expenditures by $140,000.

The Company does not invest in derivatives to mitigate these risks.

(Expressed in US Dollars)

14. MANAGEMENT OF CAPITAL RISK

The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through 2011.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	$ 11,060,969	$ -	$ -	$ 11,060,969
Marketable securities	74,836	-	-	74,836
	$ 11,135,805	$ -	$ -	$ 11,135,805

15. SUBSEQUENT EVENTS

Subsequently, 444,000 stock options were exercised for total proceeds of $397,380 CDN and 1,158,393 warrants were exercised for total proceeds of $3,547,492 CDN.

(Expressed in US Dollars)

16. TRANSITION TO INTERNATIONAL FINANCIAL REPORTING STANDARDS

As stated in Note 2, these are the Company's first condensed consolidated interim financial statements for the period covered by the first annual condensed consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 have been applied as follows:

- in preparing the condensed consolidated interim financial statements for the three months ended September 30, 2010;
- the comparative information for the three months ended September 30, 2009;
- the statement of financial position as at June 30, 2010; and
- the preparation of an opening IFRS statement of financial position on the Transition Date, July 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the three months ended September 30, 2009 and the financial statements for the year ended June 30, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP ("CAGAAP").

An explanation of how the transition from CAGAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a) IFRS 1 - Business combinations
IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 *Business Combinations* retrospectively to business combinations that occurred before the date of transition to IFRS. The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009. There is no adjustment required to the July 1, 2009's statement of financial position on the Transition Date.

(b) IFRS 2 – Share-based payment transactions
IFRS 2 *Share-based Payment* has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

IFRS 2, similar to CAGAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the recognition of such expense must be done with a "graded vesting" methodology as opposed to the straight-line vesting method allowed under CAGAAP. In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under CAGAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded $313,566 as share-based payment versus $112,670 stock-based compensation under CAGAAP. As a result, $200,896 would be adjusted in the share-based

(Expressed in US Dollars)

payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under CAGAAP. As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c) IAS 27 – Consolidated and Separate Financial Statements
In accordance with IFRS 1, if a company elects to apply IFRS 3 *Business Combinations* retrospectively, IAS 27 *Consolidated and Separate Financial Statements* must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d) IAS 23 – Borrowing Costs
IAS 23 *Borrowing costs* has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e) IAS 16 - Property, plant and equipment
IAS 16 *Property, plant and equipment* allows for property, plant and equipment to continue carried at cost less depreciation, same as under CAGAAP.

(f) Reclassification within Equity Section
IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its "contributed surplus" account and concluded that as at the Transition Date, the entire amount of $876,046 relates to "Equity settled employee benefit reserve". As a result, the Company believes that a reclassification would be necessary in the equity section between "Contributed surplus" and the "Equity settled employee benefit reserve" account.

For comparatives, as at September 30, 2009, the entire $871,524 "contributed surplus" account was reclassified into "Equity settled employee benefit reserve". Furthermore, as at June 30, 2010, $1,477,734 "contributed surplus" account was broken down into $1,166,746 "Equity settled employee benefit reserve" and $310,988 "Reserves for agents' options".

(g) Cumulative Translation differences

IFRS requires that the functional currency of each entity of the Company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations. IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the July 1, 2009 financial statements on the Transition Date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $118,819, resulting in increasing the current period's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

(Expressed in US Dollars)

Reconciliation of Assets, Liabilities and Equity

		As at July 1, 2009			As at September 30, 2009			As at June 30, 2010		
	Note	Canadian GAAP	Effect of transition of IFRS	IFRS	Canadian GAAP	Effect of transition of IFRS	IFRS	Canadian GAAP	Effect of transition of IFRS	IFRS
ASSETS		$	$	$	$	$	$	$	$	$
Non-current assets										
Exploration and evaluation		1,609,496	-	1,609,496	2,096,245	-	2,096,245	6,115,095	-	6,115,095
Property, plant and equipment		1,872	-	1,872	10,682	-	10,682	40,057	-	40,057
Reclamation bond		10,533	-	10,533	110,533	-	110,533	110,533	-	110,533
Total non-current assets		1,621,901	-	1,621,901	2,217,460	-	2,217,460	6,265,685	-	6,265,685
Current assets										
Prepaid expenses		27,978	-	27,978	70,210	-	70,210	71,419	-	71,419
Accounts receivable		50,195	-	50,195	89,520	-	89,520	17,054	-	17,054
Cash and cash equivalents		2,334,145	-	2,334,145	6,330,514	-	6,330,514	11,460,476	-	11,460,476
Total current assets		2,412,318	-	2,412,318	6,490,244	-	6,490,244	11,548,949	-	11,548,949
TOTAL ASSETS		4,034,219	-	4,034,219	8,707,704	-	8,707,704	17,814,634	-	17,814,634
EQUITY AND LIABILITIES										
Capital and reserves										
Share capital		7,841,832	-	7,841,832	11,034,225	-	11,034,225	19,003,005	-	19,003,005
Reserve - Warrants		627,442	-	627,442	2,070,983	-	2,070,983	3,983,064	-	3,983,064
Contributed surplus	16f	876,046	(876,046)	-	871,524	(871,524)	-	1,477,734	(1,477,734)	-
Reserve- Equity settled employee benefits	16b, f	-	876,046	876,046	-	1,072,420	1,072,420	-	1,718,701	1,718,701
Reserve- Agents' options	16f	-	-	-	-	-	-	-	310,988	310,988
Exchange reserve	16g	-	-	-	-	118,819	118,819	-	(27,546)	(27,546)
Accumulated deficit		(5,377,562)	-	(5,377,562)	(5,603,040)	(319,715)	(5,922,755)	(7,071,197)	(524,409)	(7,595,606)
Total equity		3,967,758	-	3,967,758	8,373,692	-	8,373,692	17,392,606	-	17,392,606
Current liabiities										
Accounts payable and accrued liab		56,692	-	56,692	290,613	-	290,613	410,005	-	410,005
Balance payable to related parties		9,769	-	9,769	43,399	-	43,399	12,023	-	12,023
		66,461	-	66,461	334,012	-	334,012	422,028	-	422,028
TOTAL EQUITY AND LIABILITIES		4,034,219	-	4,034,219	8,707,704	-	8,707,704	17,814,634	-	17,814,634

(Expressed in US Dollars)

Reconciliation of Loss and Comprehensive Loss

		Three months ended September 30, 2009			**Year ended June 30, 2010**		
	Notes	**Canadian GAAP**	**Effect of transition to IFRS**	**IFRS**	**Canadian GAAP**	**Effect of transition to IFRS**	**IFRS**
		$	$	$	$	$	$
General and Administrative Expenses							
Audit and legal		9,311	-	9,311	107,884	-	107,884
Accounting and administrative fees		38,690	-	38,690	181,691	-	181,691
Depreciation		935	-	935	6,900	-	6,900
Bank charges		903	-	903	5,256	-	5,256
Consulting		-	-	-	38,297	-	38,297
Corporate development		56,958	-	56,958	119,694	-	119,694
Foreign exchange loss (gain)	16g	(126,646)	118,819	(7,827)	56,495	(27,546)	28,949
Investor relations and shareholders' communication		72,850	-	72,850	262,231	-	262,231
Management fees		39,003	-	39,003	185,936	-	185,936
Office and miscellaneous		13,090	-	13,090	101,556	-	101,556
Rent		2,048	-	2,048	8,528	-	8,528
Share-based payments	16b	112,670	200,896	313,566	524,497	551,955	1,076,452
Transfer and listing fees		3,425	-	3,425	72,263	-	72,263
Travel		11,211	-	11,211	62,570	-	62,570
Total expenses		(234,448)	(319,715)	(554,163)	(1,733,798)	(524,409)	(2,258,207)
Other items							
Interest income		8,970	-	8,970	40,163	-	40,163
Loss before tax		(225,478)	(319,715)	(545,193)	(1,693,635)	(524,409)	(2,218,044)
Income tax		-	-	-	-	-	-
Net loss		(225,478)	(319,715)	(545,193)	(1,693,635)	(524,409)	(2,218,044)
Exchange differences on translation of foreign operations		-	118,819	118,819	-	(27,546)	(27,546)
Total comprehensive loss for the period		(225,478)	(200,896)	(426,374)	(1,693,635)	(551,955)	(2,245,590)

(Expressed in US Dollars)

Reconciliation of Cash Flows

		Three months ended September 30, 2009			Year ended June 30, 2010		
	Notes	Canadian GAAP	Effect of transition to IFRS	IFRS	Canadian GAAP	Effect of transition to IFRS	IFRS
Cash provided by (used in) Operations:		$	$	$	$	$	$
Net loss	16b, g	(225,478)	(319,715)	(545,193)	(1,693,635)	(524,409)	(2,218,044)
Adjustments to reconcile to net cash flows from operating activities							
Depreciation		935	-	935	6,900	-	6,900
Share-based payments	16b	112,670	200,896	313,566	524,497	551,955	1,076,452
Interest income accrued		(5,369)	-	(5,369)	(1,568)	-	(1,568)
		(117,242)	(118,819)	(236,061)	(1,163,806)	27,546	(1,136,260)
Changes in non-cash working-capital items:							
Accounts receivable		(33,956)	-	(33,956)	34,709	-	34,709
Prepaid expenses		(42,232)	-	(42,232)	(43,441)	-	(43,441)
Accounts payable and accrued liabilities		31,178	-	31,178	89,718	-	89,718
Due to related parties		33,630	-	33,630	2,254	-	2,254
		(128,622)	(118,819)	(247,441)	(1,080,566)	27,546	(1,053,020)
Investing activities							
Exploration and evaluation of assets		(284,006)	-	(284,006)	(2,557,636)	-	(2,557,636)
Purchase of property, plant and equipment		(9,745)	-	(9,745)	(45,085)	-	(45,085)
Reclamation bonding		(100,000)	-	(100,000)	(100,000)	-	(100,000)
Option payments received			-	-	48,070	-	48,070
		(393,751)	-	(393,751)	(2,654,651)	-	(2,654,651)
Financing activities							
Cash received for common shares		4,562,396	-	4,562,396	13,701,260	-	13,701,260
Share issue costs		(43,654)	-	(43,654)	(839,712)	-	(839,712)
		4,518,742	-	4,518,742	12,861,548	-	12,861,548
Effects of exchange rate changes on behalf of cash held in foreign currencies	16g	-	118,819	118,819	-	(27,546)	(27,546)
Increase in cash and cash equivalents		3,996,369	-	3,996,369	9,126,331	-	9,126,331
Cash and cash equivalents, beginning of the period		2,334,145	-	2,334,145	2,334,145	-	2,334,145
Cash and cash equivalents, end of the period		6,330,514	-	6,330,514	11,460,476	-	11,460,476

31

Exhibit 99.2

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, **Donald E. Ranta**, *Chief Executive Officer & President*, **Rare Element Resources Ltd.** certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Rare Element Resources Ltd.** (the "issuer") for the interim period ended **September 30, 2010**.

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **November 15, 2010**

"Donald E. Ranta"

_____
Donald E. Ranta
Chief Executive Officer & President

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

Exhibit 99.3

Form 52-109FV2
Certification of interim filings - venture issuer basic certificate

I, **Mark T. Brown***, Chief Financial Officer*, **Rare Element Resources Ltd.** certify the following:

1.   ***Review:*** I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of **Rare Element Resources Ltd.** (the "issuer") for the interim period ended **September 30, 2010**.

2.   ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3.   ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

Date: **November 15, 2010**

"Mark T Brown"

_____
Mark T. Brown
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required for non-venture issuers under National Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (NI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in NI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of

i)   controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii)   a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate. Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in NI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
Containing information up to, and including November 15, 2010

Management's Discussion and Analysis ("MD&A") is intended to help the reader understand the condensed consolidated unaudited financial statements of Rare Element Resources Ltd. ("Rare Element Resources" or the "Company").

In September 2010, the applicable provincial securities commissions granted the Company exemptive relief to adopt International Financial Reporting Standards ("IFRS") with an adoption date of July 1, 2010 and a transition date of July 1, 2009. This MD&A should be read in conjunction with the condensed consolidated financial statements for the three months ended September 30, 2010 and supporting notes. These condensed financial statements have been prepared using accounting policies consistent with IFRS and in accordance with International Accounting Standard 34 ("IAS 34") – Interim Financial Reporting. A reconciliation of the previously disclosed comparative periods' financial statements prepared in accordance with Canadian generally accepted accounting principles ("Cdn GAAP") to IFRS is set out in Note 16 to these condensed financial statements.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company's board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders. The board's audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

The reader is encouraged to review the Company's statutory filings on www.sedar.com.

All currency amounts are expressed in US dollars unless otherwise noted.

Overall Performance
The Company's principal activity is the acquisition and exploration of mineral properties and is listed as a Tier 1 company on the TSX Venture Exchange under the symbol "RES" in Canada. On August 18, 2010, the Company listed on the NYSE Amex ("AMEX") in the United States under the symbol "REE".

The Company was incorporated in the province of British Columbia on June 3, 1999 and acquired Paso Rico Resources Ltd. ("Paso Rico") in 2003. Paso Rico owns the Bear Lodge Property in Wyoming, USA, through its wholly owned subsidiary, Paso Rico (USA), Inc. The Bear Lodge Property is subject to two types of exploration projects: the rare-earth elements ("REE") project known as the "Bear Lodge REE Project" and the gold project known as the "Sundance Gold Project". Between 2006 and 2010, Newmont North America Exploration Limited ("Newmont"), a subsidiary of Newmont Mining Corporation, was earning an interest in the Company's gold exploration venture on the Bear Lodge Property. On May 12, 2010, the Company announced that it signed an agreement that Newmont would not exercise its option to acquire a 65% working interest and the Company has a 100% interest in the entire property (see "Sundance Gold Project" section).

The Company announce the results of a Scoping Study (the "Study") (an NI 43-101 compliant "Preliminary Economic Assessment" or "PEA") on the rare-earth resources delineated on its 100% owned Bear Lodge project on September 28, 2010 (see "Bear Lodge Property – Rare-earth Exploration and Evaluation" section).

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
Containing information up to, and including November 15, 2010

Rare Earth Element Markets
The markets for Rare Earth Elements are generally small in value compared to other metals, but they are dominated by production from China. China produces over 90% of the world's rare earth elements and has recently put additional export restrictions and taxes on rare earth elements.

The prices of rare earth elements are quoted in different forms on www.metal-pages.com. Generally speaking, rare earths are sold as individual oxides after separation and are often sold in small sub groups of similar elements. Before separation of the individual elements or oxides, there is quoted price for rare earth concentrates that contain approximately 42% to 45% rare earth oxides.

The prices of rare earths have generally increased approximately 500% in 2010 after a slight recovery 2009 from depressed prices in 2008 due to worldwide economic turmoil. For example, according to Metal Pages, the prices of rare earth concentrates have increased from $4,500 per tonne to $37,500 per tonne.

Since Rare Earth Elements are used for many new technologies, it is estimated that their demand will increase approximately 10% per year for the next 5 years, and possibly longer.

In the summer of 2010, China further reduced its exports of rare earth elements by 40% on an annualized basis. This reduction is what has prompted the drastic increase in prices in the third quarter of 2010.

Bear Lodge Property
Paso Rico holds a 100% interest in a group of unpatented mineral claims, the Bear Lodge Property which consists of the Bear Lodge REE Project and the Sundance Gold Project. The property is situated in the Bear Lodge Mountains of Crook County, northeastern Wyoming. These claims were, in part, acquired from Freeport-McMoRan Copper & Gold ("Freeport") by way of a "Mineral Lease and Option for Deed". Some of the claims and a portion of a defined area of influence surrounding the claims were previously subject to a production royalty of 2% of Net Smelter Returns ("NSR") payable to Freeport. Paso Rico owns a portion of the claim group outright and those claims were not subject to the NSR. On March 31, 2009, the Company re-purchased the NSR for $50,000.

The total property comprises 489 unpatented mineral claims located on land administered by the U.S. Forest Service and a 640-acre Wyoming state lease for a total of approximately 16 square miles. Upon Newmont's withdrawal from the Venture, it transferred 327 of the claims to the Company in May 2010. There is a sliding scale royalty on certain state lease land due to the State of Wyoming if ore is mined from the state section. All claims are located on federal lands and are subject to annual maintenance fees payable to the United States Bureau of Land Management.

Bear Lodge REE Project:
On April 14, 2009, the Company completed a NI 43-101 Mineral Resource Report on the Bear Lodge REE Project. On May 26, 2010, the Company reported a 50% increase in rare-earth mineral resources at the Bear Lodge REE Project (see "Rare-earth Exploration" section).

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
Containing information up to, and including November 15, 2010

Eden Lake Property
On October 30, 2009, the Company acquired 100% of the Eden Lake rare earth elements project located in the province of Manitoba, Canada for a payment of 300,000 common shares.

The underlying owner, Strider Resources Limited, retains a 3% NSR royalty with the Company having the right to buy 50% of the NSR at anytime for $1.5 million CDN.

Finders' fees of 20,000 common shares were issued to two unrelated parties for this acquisition. The common shares issued on the acquisition are subject to trading restrictions over an 18-month period.

On February 23, 2010, the Company granted Medallion Resources Ltd. ("Medallion") an option to acquire a 65% interest in a joint venture to explore and develop the property. The terms of the agreement require Medallion to pay a total of $1,450,000 CDN in cash ($50,000 CDN received), issue an aggregate of 1,800,000 shares (200,000 shares were received) and complete $2,250,000 CDN in the property exploration work commitment expenditures over a five-year period. On October 7, 2010, the Company and Medallion agreed to postpone $50,000 CDN cash payment to no later than the first anniversary of the agreement. In addition, six new concessions staked by Medallion were also added to the Eden Lake property.

Medallion will be the operator of the exploration program during the option period.

In December 2009, Medallion completed a helicopter-borne high-intensity electromagnetic geophysical survey flown over the Eden Lake rare-earth-element (REE) property and in February 2010 Medallion received the basic data and initial interpretation of it.

Nuiklavik property
On January 6, 2010, the Company acquired from Altius Minerals Corp. ("Altius") a 100% interest in 584 mineral claims located in central Labrador, Canada for a payment of 200,000 shares (issued on January 12, 2010).

Altius will retain a total gross overriding royalty of 2% on the property, of which the Company may purchase 50% at any time for $2,500,000 CDN. The Company plans to find a partner to explore the Nuiklavik property.

Exploration expenditures on resource properties:

	Balance June 30, 2009 (Audited)	Expenditures	Balance June 30, 2010 (Audited)	Expenditures	Balance September 30, 2010 (Unaudited)
Bear Lodge REE Project					
Exploration expenditures:					
Assays	$ 29,947	$ 251,038	$ 280,985	$ 144,935	$ 425,920
Assessments and taxes	20,104	-	20,104	-	20,104
Camp	-	52,166	52,166	3,248	55,414
Drilling	734,672	1,190,955	1,925,627	1,537,358	3,462,985
Engineering consulting	-	131,207	131,207	111,182	242,389
Environmental costs	-	12,503	12,503	5,846	18,349
Geochemistry	-	74,072	74,072	16,000	90,072
Geological consulting	438,759	570,752	1,009,511	234,049	1,243,560
Geophysical	300	-	300	13,200	13,500
Field supplies	-	923	923	16,989	17,912
Land & claims	-	17,111	17,111	80,191	97,302
Metallurgical testing	155,030	306,378	461,408	48,173	509,581
Overhead expenses	13,524	34,531	48,055	27,422	75,477
Permitting	-	11,103	11,103	7,925	19,028
Property holding costs	40,721	-	40,721	-	40,721
Resource estimation	-	47,478	47,478	6,390	53,868
Scoping study	-	-	-	27,231	27,231
Staking	17,949	-	17,949	-	17,949
Survey	34,338	6,187	40,525	6,556	47,081
Travel expenses	24,418	18,114	42,532	20,749	63,281
Wages	99,734	-	99,734	-	99,734
Total expenditures on Bear Lodge REE Project	1,609,496	2,724,518	4,334,014	2,307,444	6,641,458
Sundance Gold Project					
Property acquisition costs	-	27,000	27,000	-	27,000
Exploration expenditures:					
Assays	-	-	-	63,209	63,209
Camp	-	-	-	620	620
Drilling	-	4,148	4,148	297,360	301,508
Engineering consulting	-	2,050	2,050	10,150	12,200
Environmental costs	-	-	-	688	688
Geochemistry	-	800	800	4,800	5,600
Geological consulting	-	53,253	53,253	99,056	152,309
Geophysical	-	-	-	13,200	13,200
Field supplies	-	1,438	1,438	11,029	12,467
Land & claims	-	3,080	3,080	7,235	10,315
Overhead expenses	-	2,290	2,290	15,466	17,756
Permitting	-	2,654	2,654	-	2,654
Survey	-	-	-	3,142	3,142
Travel expenses	-	-	-	5,805	5,805
Total expenditures on Sundance Gold Project	-	96,713	96,713	531,760	628,473
Subtotal	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 2,839,204	$ 7,269,931

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
Containing information up to, and including November 15, 2010

	Balance June 30, 2009	Expenditures	Balance June 30, 2010	Expenditures	Balance September 30, 2010
	(Audited)		(Audited)		(Unaudited)
Subtotal (balance forward)	$ 1,609,496	$ 2,821,231	$ 4,430,727	$ 2,839,204	$ 7,269,931
Eden Lake Property					
Property acquisition costs	-	1,007,251	1,007,251	-	1,007,251
Option proceeds	-	(48,070)	(48,070)	(44,707)	(92,777)
Foreign exchange movement	-	-	-	34,101	34,101
Total expenditures on Eden Lake property	-	959,181	959,181	(10,606)	948,575
Nuiklavik Property					
Property acquisition costs	-	725,187	725,187	-	725,187
Foreign exchange movement	-	-	-	(150)	(150)
Total expenditures on Nuiklavik property	-	725,187	725,187	(150)	725,037
TOTAL EXPENDITURES	**$ 1,609,496**	**$ 4,505,599**	**$ 6,115,095**	**$ 2,828,448**	**$ 8,943,543**

The Company completed an impairment analysis as at September 30, 2010 which considered the indicators of impairment in accordance with IAS 36, "*Impairment of Assets*".

Management concluded that no impairment charge was required because:
- there have been no significant changes in the legal factors or climate that affects the value of the properties;
- all property rights remain in good standing;
- the recent increase in prices in the rare-earth elements and gold;
- exploration results continue to be positive for both the Bear Lodge REE Project and the Sundance Gold Project;
- the rare-earth elements resource was recently increased;
- the Company intends to continue its exploration and development plans on its Bear Lodge REE Project and the Sundance Gold Project; and
- Medallion is optioning in to the Eden Lake Property and the Company is actively looking for a partner for the Nuiklavik Property.

Bear Lodge REE Project - Rare-earth Exploration and Evaluation
The Bear Lodge REE Project contains widespread indications of rare-earth elements ("REE") and precious metals. REE are used in hybrid-electric-vehicles (HEV), many of which contain REE-bearing nickel-metal-hydride (Ni-MH) batteries and REE "super" magnets within electrical motors and generators; REE are also used in computers, cellular telephones, TV screens, wind turbines, fuel cells, magnetic refrigeration technologies, compact fluorescent lights, petroleum-refining catalysts and numerous other modern specialty technologies.

The mineral claims that comprise the Bear Lodge REE Project have been explored for REE, as well as precious metals and base metals, by a number of major mining companies during various periods over the past 40 years. These various exploration campaigns have identified a number of REE and precious metals indications that the Company believes warrant further exploration and evaluation.

The Company began exploration of the Bear Lodge REE Project properties in late 2004 (or in 2002 through its subsidiary, Paso Rico (USA)), focusing on the same target area previously identified by Hecla Mining Company ("Hecla") from 1987 through 1991. Twelve core holes drilled by the Company, averaging over 1,000 feet per hole, were drilled from 2004 through 2008, ten of which were targeted on the previously known REE-bearing carbonatite dikes, and oxidized equivalents, in the Bull Hill Southwest area. Nine of the twelve holes intercepted significant REE intervals and confirmed and expanded the Bull Hill Southwest mineralized zone. The Bear Lodge REE Project contains predominantly the "light" REE (lanthanum, cerium, praseodymium, neodymium, and samarium) and small but significant quantities of the heavy REE (dysprosium and terbium).

The Company's comprehensive NI 43-101 compliant Technical Report with initial resource estimates was dated April 14, 2009. The report incorporated descriptions of all the exploration work and metallurgical testing completed by the Company since the initial exploration NI 43-101-compliant report was issued in 2002. The report also included recommendations for additional exploration work to expand the REE mineral resource and the metallurgical testing program. The recommended work has been completed.

REE metallurgical testing during 2009 and 2010 made significant strides forward and additional work is in process. Beneficiation tests were successful on oxidized samples and processes are being established to determine the feasibility of producing commercial REE products.

During the late summer and fall of 2009, Rare Element drilled twenty-two core holes, but two of them were incomplete due to inclement weather. Fifteen holes were targeted to confirm and expand the resource area of the Bull Hill Southwest deposit and provide samples for continuing metallurgical work. Five holes were drilled to test the REE mineralized zone to the northwest, named the Bull Hill Northwest target, and one of the holes (RES 09-8) produced high-grade REE results. Highlights of the Bull Hill Southwest drill program include relatively thick intercepts of REE mineralization in all fifteen holes and higher grades in several of the drill holes. These results were used by the Company in completing an updated independent mineral resource estimate in May 2010. Metallurgical testing has continued with samples from these drill holes. The REE mineralization encountered in all fifteen new holes in the Bull Hill Southwest deposit is primarily contained within the near-surface oxidized equivalents (FMR) of carbonatite dikes that intrude a body of heterolithic intrusive breccia along the southwest flank of Bull Hill.

The Company has engaged the services of some of the top technical professionals in their fields of expertise to conduct a preliminary economic assessment (scoping study) of the rare-earth-element development potential of the Company's Bull Hill Southwest and Bull Hill Northwest rare-earths deposits.

On October 13, 2009, the Company announced the identification of an additional REE target area approximately 1,500 feet northwest of the Bull Hill Southwest deposit at the Bear Lodge project. The Company designated this area as the Whitetail Ridge rare-earths exploration target, and it was drilled in 2010.

On May 26, 2010, the Company announced the results of an updated mineral resource estimate REE plus yttrium contained in two deposits located in the Bull Hill area of the Bear Lodge project. The updated resource estimate increased the total pounds of REO contained in the Bull Hill deposits by more than 50%. The resource was estimated by an independent consultant—Ore Reserves Engineering.

The new resource estimate was derived from an REE database that includes thirty-two core drill holes completed by the Company since 2004 for a total of 28,396.5 feet, plus sixteen drill holes, completed by other companies prior to 2004, for which REE data are available. Approximately 36% of the resource is within 100 feet of a drill hole and 75% of the resource is within 200 feet of a drill hole. The new resource estimate focuses on the dike sets in both the Bull Hill Southwest and the Bull Hill Northwest target areas. In addition, there is significant potential for expansion of both deposits and for definition of resources in other areas.

In June 2010, the Company started the next phrase of drilling on the Bear Lodge REE Project by focusing on: 1) upgrading the resource category from inferred to measured and indicated for a portion of the REE deposit; 2) expansion of the currently known REE deposits; and 3) discovery of additional REE-mineralized deposits within known target areas. The vast majority of the drilling will be conducted for near-surface REE targets in the oxide zones of mineralization. Work is being conducted under a permit that allows up to 200 acres of disturbance.

In August 2010, the Company announced progress toward defining a commercial process for REE concentration from oxide samples collected on the Bear Lodge REE Project. The favorable metallurgical test results on a large sample of near-surface high-grade oxide mineralization with an average grade of 8.0% REO indicate the following: 1) With scrubbing/attritioning in water, a preconcentrate is produced with a recovery of approximately 90% and a grade up to 20% REO; the REO resides in the finer fractions (-100 to -500 mesh); 2) Hydrochloric acid leaching of the preconcentrates in an agitation leach system gives a recovery of about 80 to 85% of the total REO from the original mineralized material in the same general proportions as the original REO distribution; 3) Additional testing is being conducted to optimize the processing methods.

Metallurgical testwork is being conducted at Mountain States R&D International, Inc. (MSRDI) of Vail, Arizona. Additional tests of REE extraction and separation are underway at Intellimet LLC of Missoula, Montana. Plans for confirmatory testing by NAGROM of Perth, Australia and by ANSTO of Sydney, Australia are being formulated. Bulk sampling of oxide mineralization from large diameter drill core and from surface trenches is complete and 8.8 tons of oxide mineralization was collected. The bulk sample will be processed in a pilot plant test in 2011 as part of a planned prefeasibility study.

The metallurgical testing is ongoing on oxide samples. Nearly all of this material is sufficiently close to the surface for projected mining by open pit methods. The oxide resource is part of a larger total inferred resource (see news release dated May 26, 2010). The oxide zone mineralization extends from surface to depths of 400 to 500 feet. Excellent exploration potential for expansion of the oxide zone is being tested currently by a program of step-out drilling, while in-fill drilling is directed at an upgrade of the resource category.

The current testing program conducted on this oxide mineralization is designed to take advantage of the unique mode of mineral occurrence of the REE mineralization. The mineralization is characterized by fine-grained REE minerals that variably adhere to the surfaces of the coarser gangue (non-REE-bearing) minerals. The REE minerals in oxide mineralization from the resource area are nearly all from the bastnasite group— listed in decreasing order of abundance: synchysite, parisite, and bastnasite, with generally minor monazite.

In September 2010, the Company released the rare-earth assay results from thirteen drill holes completed during the ongoing 2010 Bear Lodge REE Project core drilling program. All of these sets of results were encouraging and the news release can be viewed at www.rareelementresources.com.

On September 28, 2010, the Company announced the results of an NI 43-101 compliant "Preliminary Economic Assessment" or "PEA" or the "Study" on the rare-earth resources delineated on its 100% owned Bear Lodge REE Project.

The results of the PEA demonstrate that the Bear Lodge REE Project can achieve acceptable after-tax returns on invested capital and therefore warrants further investment to advance the project to a prefeasibilty level of analysis. Increased rates of return are potentially achievable through any combination of higher prices, increased product sales, higher resource/reserve grades, lower operating costs, or higher metal recoveries.

The PEA recommends that the Bear Lodge REE Project proceed to a Preliminary Feasibility level analysis. The recommended work includes completion of bulk sampling, pilot plant testing, further drilling of the Bull Hill SW and NW deposits to upgrade more of the REE resources to Measured or Indicated categories of confidence, REO extraction and separation testwork on both the Bull Hill SW and NW deposits, environmental studies, mine permitting, and continuing community engagement.

The estimated cost of this work program is $15 million with the work to be conducted in two phases. Phase 1 comprises of preparation of an updated mineral resources estimate that includes 2010 drilling results, continued metallurgical testing, and a pilot plant test, which is anticipated to start in the spring of 2011. Phase 1 would include work to be conducted on samples and analyses from the 2010 drilling program and incorporated in a prefeasibility study. Phase 2 will include another drilling program for further resource expansion, resource definition, and collection of metallurgical samples that will be used in a subsequent full feasibility study. The Phase 2 program will then proceed to more detailed metallurgical testwork and engineering studies, leading to final process design and commercial testing, market studies, environmental studies and mine permitting, community consultation, engineering design, and economic modeling. Phase 2 work is planned to commence in the late spring of 2011, subject to positive results from Phase 1 and arranging additional financing for the project.

For further discussion on the PEA, please refer to the Company's news release on September 28, 2010 which sets out a summary of information contained in the Technical Report dated on November 9, 2010 and filed on SEDAR, for investors to fully understand the information in the press release, they should read the Technical Report in its entirety, including all qualifications, assumptions and exclusions that relate to the information set out in the press release.

On November 9, 2010, the Company announced further rare-earth element assay results from an additional eleven drill holes completed during the ongoing 2010 core drilling program, including nine drill holes in the Bull Hill Southwest resource area and the first two holes drilled at the Whitetail Ridge target area. The Whitetail Ridge results were marked by potentially significant gold mineralization in addition to the targeted REE mineralization. The objectives of the current drilling program are to expand the Bull Hill SW oxide resource and upgrade the resource category, and to explore for additional REE resources at the Bull Hill NW, Whitetail Ridge, and other target areas.

The Company has retained the services of a government affairs specialist, Mr. George G. Byers, to advance project development activities on the Bear Lodge REE Project. With the guidance of Mr. Byers, the Company has initiated a program to educate federal, state, and local government officials and community leaders about the quality and quantity of the Bear Lodge rare-earth resources, and about its exceptional exploration and development potential.

Dr. James G. Clark, L.Geo, the Company's Vice President of Exploration, assisted by Dr. Ellen Leavitt, both qualified persons for the purposes of NI 43-101, lead the Bear Lodge REE Project exploration program. The Company expanded its advisory board to include Dr. Tony Mariano and Mr. Matt Bender as it advances its Bear Lodge REE Project.

Further information can be found in past news releases posted on the Company's Sedar website (www.sedar.com).

During the three months ended September 30, 2010, the Company incurred $2,307,444 in exploration expenditures on the Bear Lodge REE Project. As of at September 30, 2010, the Company had incurred a total of $6,641,458 (June 30, 2010 - $4,334,014) on exploration work at Bear Lodge REE Project.

Sundance Gold Project

On June 1, 2006, the Company's wholly owned subsidiary, Paso Rico (USA), Inc. and Newmont signed an agreement to establish a gold exploration venture on the Company's Bear Lodge, Wyoming property (the "Venture" or the "Sundance Gold Project"). Newmont had the right to earn a 65% participating interest in the Sundance Gold Project, excluding any rights to the REE and uranium, if Newmont spent $5 million on property and Newmont also had the right to earn an additional 15% participating interest. Newmont had staked additional Federal lode mineral claims and included them as part of the Venture's property. The total Venture area of interest consists of approximately nine square miles, mostly located in the north portion of the Bear Lodge Mountains.

On May 12, 2010, the Company announced that it signed an agreement with Newmont that Newmont would not exercise its option to acquire a 65% interest in the gold and base metals at the Sundance Gold Project; thus, the Company maintains its 100% interest in the mineral potential within the entire property. All of Newmont's 327 wholly owned claims outside the Venture were transferred to the Company. In consideration for transferring its claims and terminating the Venture, Newmont was granted a right-of-first-refusal on all claims if any claims are sold or dropped, excluding rare-earth elements, and a 0.5% NSR royalty, for precious and base metals only, on the new claims being transferred to the Company from outside of the Venture.

Newmont expended approximately $2.85 million over the last three years. Newmont's withdrawal from the Sundance Gold Project creates an opportunity for the Company to control its own actions on the property at a time when record demand for gold and rare-earth elements is occurring. The withdrawal agreement honors an arrangement between Newmont and Bronco Creek Exploration Company ("Bronco Creek") on Newmont's formerly wholly owned claims; Bronco Creek will continue to receive minor payments and a retained 0.05% NSR royalty, with a cap, on precious and base metals produced on the transferred claims that were wholly owned by Newmont outside the venture area.

The Bear Lodge Property, with the additional claims, now consists of 489 claims and a leased Wyoming State section for a total of approximately 16 square miles. As a result of the withdrawal agreement with Newmont, the Company retains a totally unencumbered rare-earth project and now has 100% interest in all gold and other minerals in the Bear Lodge district. The core group of claims (Venture area) is free of royalties. The Company sees an immediate opportunity to define a potentially economic mineral gold resource by offset drilling of holes where Newmont encountered significant gold mineralization. The exploration goal for near-surface gold mineralization at the Taylor, Smith, and Carbon gold targets is to define and estimate a gold resource. The Bear Lodge alkaline-igneous complex, which has many geologic similarities to the Cripple Creek district in Colorado, also has the potential for discovery of deeper, high-grade gold mineralization along structural zones.

During the past four years, Newmont contributed significantly to the advancement of the Sundance Gold Project, and also to the geological, geochemical, and geophysical understanding of the entire project area. Their activities expanded the areas of known gold mineralization and led to increased understanding of the mineralization controls. Newmont drilled 45 holes in the Venture area and another 13 holes on their claims held outside the Venture. Preliminary metallurgical testing of their drill samples of oxide mineralization suggests excellent gold recoveries (70-80%) in a heap leach system, depending on the crush size. An Environmental Assessment was completed and a Plan of Operations approved for 200 acres of disturbance, a much larger area than typically allowed under exploration permits because of the extent of both gold and rare-earth mineralization. All of the claims, technical data, and other pertinent information generated by Newmont in the district had been transferred to the Company. The Company has retained the services of geologist John Ray, Newmont's former on-site project manager during the past four years, to manage the Company's Sundance Gold exploration program.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
Containing information up to, and including November 15, 2010

In July 2010, the Company started the drilling on the Sundance Gold Project. Gold exploration activity during 2010 is focused on: 1) detailed definition of known gold-mineralized targets with in-fill drilling, 2) step-off drilling from known mineralization, and 3) discovery of gold mineralization in a new peripheral gold target. The vast majority of the drilling will be conducted on near-surface targets with oxide zone mineralization, especially Smith, Taylor, and Carbon. Work is being conducted under a permit that allows up to 200 acres of disturbance.

One reverse circulation drill rig has been used to test the gold mineralization with approximately 35-40 angle drill holes, ranging from 500 to 800 feet in depth. A second drill rig may be added later in the program. A few deeper holes have been drilled where geological conditions and target concepts warrant testing for high-grade gold mineralization.

On September 21, 2010, the assay results from the initial eight rotary holes drilled on Sundance Gold Project were released. On November 9, 2010, the Company announced assay results from an additional 19 holes (SUN-067 to SUN-085). A total of 19,415 feet (5,918 m) have been drilled on the project during 2010 on near-surface targets with oxide zone mineralization at the Smith, Carbon, and, most recently, Taylor target areas. All of these sets of results were encouraging and the news release can be viewed at www.rareelementresources.com.

The Company's evaluation effort on the gold system is planned to culminate in an NI 43-101 compliant resource estimate that is scheduled for completion early in 2011. Mr. John Ray is leading the Sundance Gold Project exploration program.

During the three months ended September 30, 2010, the Company incurred $531,760 in exploration expenditures on the Sundance Gold Project. As of at September 30, 2010, the Company had incurred a total of $628,473 (June 30, 2010 - $96,713) on exploration work at Sundance Gold Project.

Compliance with NI43-101
Technical disclosure in this MD&A was prepared by or under the supervision of Donald E. Ranta, PhD, PGeo, a qualified person as defined in National Instrument 43-101 – Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.

Selected Annual Information

	Year ended June 30, 2010	Year ended June 30, 2009	Year ended June 30, 2008
	Under IFRS	Under Cdn GAAP	Under Cdn GAAP
	$	$	$
Total revenues	40,163	17,492	29,786
General and administrative expenses	1,733,798	1,271,679	883,652
Loss for the year	(2,218,044)	(1,254,187)	(853,866)
Loss per share – basic and diluted	(0.08)	(0.05)	(0.04)
Total assets	17,814,634	4,034,219	3,394,225
Total long-term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
Containing information up to, and including November 15, 2010

Summary of Quarterly Results

Expressed In $	Sep 10 Quarter	Jun 10 Quarter	Mar 10 Quarter	Dec 09 Quarter	Sep 09 Quarter (Restated)	Jun 09 Quarter	Mar 09 Quarter	Dec 08 Quarter
	Under IFRS					Under Cdn GAAP		
Total revenue	25,120	17,119	5,417	8,657	8,970	9,725	6,912	7,041
Net loss	(675,740)	(740,569)	(438,596)	(493,686)	(545,193)	(284,543)	(263,166)	(448,962)
Loss per share – basic and diluted	(0.02)	(0.02)	(0.02)	(0.02)	(0.02)	(0.01)	(0.01)	(0.02)
Total assets	20,642,093	17,814,634	10,203,324	9,559,716	8,707,704	4,034,219	2,640,145	2,826,269
Total long-term liabilities	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Cash dividends declared	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

Results of Operations for the three months ended September 30, 2010 compared to the three months ended September 30, 2009

The net loss for the three months ended September 30, 2010, totaled $675,740 compared to loss of $545,193 for the same period in 2009. The basic and diluted losses per share were comparable and totaled $0.02.

Interest income was $25,120 for the three months ended September 30, 2010 and $8,970 for the same period in 2009 as a result of interest earned on the funds that the Company held in financial institutions.

Excluding the non-cash stock-based compensation expenses of $448,869 in 2010 and $313,566 in 2009, amortization expenses of $3,065 in 2010 and $935 in 2009, the foreign exchange gains due to operations of $17,221 and $7,827 respectively in 2010 and 2009, total general and administrative costs were $266,147 for the three months ended September 30, 2010 and $247,489 for the same period in 2009. The operating expenses increased by $18,658 due to increased costs in audit, legal, accounting and administrative fees as the Company became listed on the NYSE Amex LLC. The other administrative expenditures varied over the periods but the overall effect of the variance was not material.

The Company recognized a $30,129 (2009 - $nil) unrealized gain on available-for-sale marketable securities because of revaluating its marketable securities as of September 30, 2010. As a result of this and the exchange differences on translation of foreign operations, the Company's total comprehensive loss during the three months ended September 30, 2010 totaled to $416,165 (2009 - $426,374).

Liquidity

The Company's working capital as at September 30, 2010 was $10,488,538 (June 30, 2010 - $11,126,921). As at September 30, 2010, cash totaled $11,060,969, a decrease of $399,507 from $11,460,476 as at June 30, 2010. The decrease of working capital and cash was due to cash used in exploration activities of $2,204,814, reclamation bond of $311,750 and operating activities of $544,184. The cash outflow was offset by the funds received from the exercised warrants and options of $2,466,046 and foreign exchange effect of $195,195 for exchange rate changes on behalf of cash held in foreign currencies.

The Company is well positioned to sustain itself in the longer term despite the current stock market volatility because it continues to maintain a very cost effective overhead model and the Company has adequate financial resources for its exploration programs for the Bear Lodge rare-earth project as well as the Sundance Gold project. With a total of 33,403,572 common shares outstanding as at September 30, 2010 and its strong working capital position, the Company is well positioned to last beyond fiscal 2011.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
Containing information up to, and including November 15, 2010

Capital Resources
The authorized share capital of the Company consists of an unlimited number of common shares without par value.

	No. of Common Shares Issued & outstanding	Share Capital Amount
June 30, 2010	32,142,737	$19,003,005
September 30, 2010	33,403,572	$22,157,316
November 15 2010	35,005,965	$27,408,954

As at September 30, 2010, the Company had 3,029,000 stock options outstanding with exercise prices ranging from $0.55 CDN to $4.49 CDN expiring from April 28, 2011 to May 28, 2015. During the three months ended September 30, 2010, a total of 207,000 options were exercised at weighted average exercise price of $0.57 CDN for gross proceeds of $112,635. A fair value of $75,116 was recognized on these exercised options. Subsequently, another 444,000 options were exercised for gross proceeds of $397,380 CDN. If all the remaining outstanding options were exercised, the Company's available cash would increase by $3,692,290 CDN.

During the three months ended September 30, 2010, all total 151,890 agent's options were exercised at exercise price of $3.50 CDN for proceeds of $511,520. A fair value of $310,988 was recognized on these exercised agent's options.

As at September 30, 2010, the Company had 2,895,251 warrants outstanding with exercise prices ranging from $1.00 CDN to $4.75 CDN expiring from November 27, 2010 to April 13, 2012. During the three months ended September 30, 2010, a total of 901,945 warrants (including 75,945 agent's warrants) were exercised at weighted average exercise price of $1.99 CDN for gross proceeds of $1,727,547. A fair value of $416,505 was recognized on these exercised warrants. Subsequently, another 1,158,393 warrants were exercised for gross proceeds of $3,547,492 CDN. If all the remaining outstanding warrants were exercised, the Company's available cash would increase by $7,390,701 CDN.

As of date of this MD&A, there were 35,005,965 common shares issued and outstanding and 39,327,823 common shares outstanding on a diluted basis.

The deficit totaled $8,271,346 as at September 30, 2010 (June 30, 2010 - $7,595,606). The increase is the result of the net loss of $675,740 for the three months ended September 30, 2010.

Potential environmental contingency
The Company's mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

Related party transactions
The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the three months ended September 30, 2010

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $[a]	Total $
Donald E. Ranta, Chief Executive Officer [c]	36,700	n/a	(b)	Nil	36,700
Mark T. Brown Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.[d]	54,605	n/a	n/a	Nil	54,605

For the three months ended September 30, 2009

	Short-term employee benefit $	Other long-term benefit	Termination benefits	Share-based payments $[a]	Total $
Donald E. Ranta, Chief Executive Officer [c]	39,003	n/a	(b)	Nil	39,003
Mark T. Brown Chief Financial Officer	Nil	n/a	n/a	Nil	Nil
Pacific Opportunity Capital Ltd.[d]	40,738	n/a	n/a	Nil	40,738

(a) Comprised of options granted pursuant to the Company's stock option plan. The value of option-based awards is based on the fair value of the awards calculated using the Black-Scholes model at the grant date.
(b) Under the terms of the management consulting agreement between the Company and Donald E. Ranta, Mr. Ranta is entitled to a payment equal to 3 months remuneration in the event Mr. Ranta is terminated by the Company without notice.
(c) Mr. Ranta receives a monthly amount of $8,500 and effectively October 1, 2009, a monthly amount of $12,000 as management fees.
(d) Pacific Opportunity Capital Ltd., a company controlled by the Chief Financial Officer of the Company, charged for rent, accounting and management fees for an accounting and administrative team of five people during fiscal 2010 and 2009 respectively.

Related party assets / liabilities

	Services for	As at September 30, 2010	As at June 30, 2010
Amounts due to:			
Pacific Opportunity Capital Ltd.	Rent, management, and accounting services	$27,485	$ 12,023
Amounts due from:			
Nil		-	-

Risks and Uncertainties
The Company's financial success will be dependent upon the extent to which it can discover mineralization or acquire mineral properties and the economic viability of exploring its properties.

The Company competes with many companies possessing greater financial resources and technical facilities than itself. The market price of minerals and/or metals is volatile and cannot be controlled. There is no assurance that the Company's mineral-exploration activities will be successful. The development of mineral resources involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome.

The exploration of mineral resources on federal lands in the United States is subject to a comprehensive review, approval and permitting process that involved various federal, state and local agencies. There can be no assurance given that the required approvals and permits for a mining project, if technically and economically warranted, on the Company's claims can be obtained in a timely or cost-effective manner. The US Congress may enact a law requiring royalties on minerals produced from federal lands, including unpatented claims.

All of the Company's short- to medium-term operating and exploration cash flow must be derived from external financing. Actual funding may vary from what is planned due to a number of factors including the progress of exploration on its current properties. Should changes in equity-market conditions prevent the Company from obtaining additional external financing; the Company will need to review its exploration-property holdings to prioritize project expenditures based on funding availability.

The Company competes with larger and better-financed companies for exploration personnel, contractors and equipment. Increased exploration activity has increased demand for equipment and services. There can be no assurance that the Company can obtain required equipment and services in a timely or cost-effective manner.

The Company's operations in the United States and financing activities in Canada make it subject to foreign-currency fluctuations and such fluctuations may materially affect its financial position and results.

Financial instruments and related risks
The Company's operations consist of the acquisition and exploration of exploration and evaluation in United States. The Company examines the various financial risks to which it is exposed and assesses the impact and likelihood of occurrence. These risks may include credit risk, liquidity risk, currency risk, interest rate risk and other risks. Where material, these risks are reviewed and monitored by the Board of Directors.

a) Credit risk
Counterparty credit risk is the risk that the financial benefits of contracts with a specific counterparty will be lost if a counterparty defaults on its obligations under the contract. This includes any cash amounts owed to the Company by those counterparties, less any amounts owed to the counterparty by the Company where a legal right of set-off exists and also includes the fair values of contracts with individual counterparties which are recorded in the financial statements.

   (i) Trade credit risk
       The Company is in the exploration stage and has not yet commenced commercial production or sales. Therefore, the Company is not exposed to significant credit risk and overall the Company's credit risk has not changed significantly from the prior year.

(ii) Cash and cash equivalents
In order to manage credit and liquidity risk the Company invests only in highly rated investment grade instruments that have maturities of six months or less. Limits are also established based on the type of investment, the counterparty and the credit rating.

(iii) Derivative financial instruments
As at September 30, 2010, the Company has no derivative financial instruments. It may in the future enter into derivative financial instruments and in order to manage credit risk, it will only enter into derivative financial instruments with highly rated investment grade counterparties.

b) Liquidity risk
Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Accounts payable and accrued liabilities are due within the current operating period.

c) Interest rate risk
The Company's interest revenue earned on cash and on short term investments is exposed to interest rate risk. The Company does not enter into derivative contracts to manage this risk, and the Company's exposure to interest rate is very low as the Company has limited short term investments.

The Company limits its exposure to interest rate risk as it invests only in short term investments at major Canadian financial institutions.

A one percent change in interest rates changes the results of operations by $110,000.

d) Currency risk
The Company's property interests in the United States subject it to foreign currency fluctuations which may adversely affect the Company's financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian dollar and US dollar.

A one cent change in the US/CDN dollar currency rate would affect the Company's estimated one-year exploration expenditures by $140,000.

The Company does not invest in derivatives to mitigate these risks.

Management of capital risk
The Company manages its cash and cash equivalents, common shares, stock options and warrants as capital. The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration of its mineral properties and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares and, acquire or dispose of assets.

In order to maximize ongoing exploration efforts, the Company does not pay out dividends. The Company's investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with short term maturities, selected with regards to the expected timing of expenditures from continuing operations.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
Containing information up to, and including November 15, 2010

The Company expects its current capital resources will be sufficient to carry its exploration plans and operations through 2011.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:				
Cash and cash equivalents	11,060,969	-	-	11,060,969
Marketable securities	74,836	-	-	74,836
	11,135,805	-	-	11,135,805

Changes in Internal Control Over Financial Reporting
No changes occurred in the current period of the Company's ICFR that have materially affected, or are reasonable likely to materially affect, the Company's ICFR.

Disclosure Controls and Procedures
The Company's CEO and CFO are responsible for establishing and maintaining the Company's disclosure controls and procedures. Management, including the CEO and CFO, have evaluated the procedures of the Company and have concluded that they provide reasonable assurance that material information is gathered and reported to senior management in a manner appropriate to ensure that material information required to be disclosed in reports filed or submitted by the Company is recorded, processed, summarized and reported within the appropriate time periods.

While management believes that the Company's disclosure controls and procedures provide reasonable assurance, they do not expect that the controls and procedures can prevent all errors, mistakes, or fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.

Changes in accounting policies including initial adoption
Conversion to International Financial Reporting Standards
The Canadian Accounting Standards Board ("AcSB") confirmed in February 2008 that IFRS will replace Canadian generally accepted accounting principles ("Cdn GAAP") for publicly accountable enterprises for financial periods beginning on or after January 1, 2011, with the option available to early adopt IFRS from periods beginning on or after January 1, 2009 upon receipt of approval from the Canadian Securities regulatory authorities.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
Containing information up to, and including November 15, 2010

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting ("IAS 34") using accounting policies consistent with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

These are the Company's first IFRS condensed consolidated interim financial statements for part of the period covered by the first IFRS consolidated annual financial statements to be presented in accordance with IFRS for the year ending June 30, 2010. Previously, the Company prepared its consolidated annual and consolidated interim financial statements in accordance with Cdn GAAP.

As stated in Note 2 of the condensed consolidated financial statements, these are the Company's first condensed consolidated interim financial statements for the period covered by the first annual condensed consolidated interim financial statements prepared in accordance with IFRS.

The accounting policies in Note 2 of the condensed consolidated financial statements have been applied as follows:
- in preparing the condensed consolidated interim financial statements for the three months ended September 30, 2010;
- the comparative information for the three months ended September 30, 2009;
- the statement of financial position as at June 30, 2010; and
- the preparation of an opening IFRS statement of financial position on the Transition Date, July 1, 2009.

In preparing the opening IFRS statement of financial position, comparative information for the three months ended September 30, 2009 and the financial statements for the year ended June 30, 2010, the Company has adjusted amounts reported previously in financial statements prepared in accordance with Canadian GAAP ("Cdn GAAP").

An explanation of how the transition from Cdn GAAP to IFRS has affected the Company's financial position, financial performance and cash flows is set out in the following tables.

The guidance for the first time adoption of IFRS are set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. In preparing these financial statements, the Company has elected to apply the following transitional arrangements:

(a) IFRS 1 - Business combinations
   IFRS1 indicates that a first-time adopter may elect not to apply IFRS 3 *Business Combinations* retrospectively to business combinations that occurred before the date of transition to IFRS. The Company takes advantage of this election and applies IFRS 3 to business combinations that occurred on or after July 1, 2009. There is no adjustment required to the July 1, 2009's statement of financial position on the Transition Date.

(b) IFRS 2 – Share-based payment transactions
   IFRS 2 *Share-based Payment* has not been applied to equity instruments that were granted on or before November 7, 2002, nor has it been applied to equity instruments granted after November 7, 2002 that vested before July 1, 2009.

   IFRS 2, similar to Cdn GAAP, requires the Company to measure share-based compensation related to share purchase options granted to employees at the fair value of the options on the date of grant and to recognize such expense over the vesting period of the options. However, under IFRS 2, the recognition of such expense must be done with a "graded vesting" methodology as opposed to the straight-line vesting method allowed under Cdn GAAP. In addition, under IFRS, forfeitures estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods; while under Cdn GAAP, forfeitures of awards are recognized as they occur.

Under IFRS graded vesting methodology, during the three months ended September 30, 2009, the Company would have recorded $313,566 as share-based payment versus $112,670 stock-based compensation under Cdn GAAP. As a result, $200,896 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

During the year ended June 30, 2010, the Company would have recorded $1,076,452 as share-based payment versus $524,497 stock-based compensation under Cdn GAAP. As a result, $551,955 would be adjusted in the share-based payment expense in the statement of operations and the same amount would be adjusted in the equity settled employee benefit reserve in the statement of equity.

(c) IAS 27 – Consolidated and Separate Financial Statements
In accordance with IFRS 1, if a company elects to apply IFRS 3 *Business Combinations* retrospectively, IAS 27 *Consolidated and Separate Financial Statements* must also be applied retrospectively. As the Company elected to apply IFRS 3 prospectively, the Company has also elected to apply IAS 27 prospectively.

(d) IAS 23 – Borrowing Costs
IAS 23 *Borrowing costs* has not been applied to borrowing costs relating to qualifying assets for which the commencement date for capitalization is on or after July 1, 2009.

(e) IAS 16 - Property, plant and equipment
IAS 16 *Property, plant and equipment* allows for property, plant and equipment to continue carried at cost less depreciation, same as under Cdn GAAP.

(f) Reclassification within Equity Section
IFRS requires an entity to present for each component of equity, a reconciliation between the carrying amount at the beginning and end of the period, separately disclosing each change. The Company examined its "contributed surplus" account and concluded that as at the Transition Date, the entire amount of $876,046 relates to "Equity settled employee benefit reserve". As a result, the Company believes that a reclassification would be necessary in the equity section between "Contributed surplus" and the "Equity settled employee benefit reserve" account.

For comparatives, as at September 30, 2009, the entire $871,524 "contributed surplus" account was reclassified into "Equity settled employee benefit reserve". Furthermore, as at June 30, 2010, $1,477,734 "contributed surplus" account was broken down into $1,166,746 "Equity settled employee benefit reserve" and $310,988 "Reserves for agents' options".

(g) Cumulative Translation differences
IFRS requires that the functional currency of each entity of the company be determined separately and record the foreign exchange resulting from the consolidation in equity rather than in the statement of operations. IFRS 1 provides an exemption and allows for such adjustments to be made as of the Transition Date, resulting in no change to the July 1, 2009 financial statements on the Transition Date.

For the three months ended September 30, 2009, the foreign exchange resulting from the consolidation amounted to a gain of $118,819, resulting in increasing the current period's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

For the year ended June 30, 2010, the foreign exchange resulting from the consolidation amounted to a loss of $27,546, resulting in decreasing the current year's loss in the statement of operations and recording an "Exchange reserve" in the Statement of Equity.

Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2010 reporting period. The following standards are assessed not to have any impact on the Company's financial statements:

- IAS 24, *Related Party Disclosure*: effective for accounting periods commencing on or after January 1, 2011; and
- IFRS 9, *Financial Instruments*: effective for accounting periods commencing on or after January 1, 2013.

Outlook

Following the 2010 update of its REE resource estimate and the release of information on its Scoping Study (PEA) on the Bear Lodge project, the Company continues with its ongoing drill program with a goal to upgrade the REE resource category from inferred to measured and indicated.

The Company will also follow the recommendations of the PEA to proceed with a Phase 1 program including preparing an updated mineral resources estimate to include 2010 drilling results and continuing metallurgical testing and a pilot plant test, which will all be included in a Preliminary Feasibility Study. Upon successful completion of resource estimation and pilot plant testing of Phase 1, the Company will proceed with a Phase 2 program in preparation for a Feasibility Study level analysis to further expand its resource and collect metallurgical samples, proceed to more detailed metallurgical testwork and engineering studies leading to final process design and commercial testing, market studies, environmental studies, mine permitting, community consultation, engineering design and economic modeling. Phase 2 is planned to commence in late spring of 2011, subject to positive results through Phase 1 and additional financing.

The Company also plans to define a gold mineral resource in early 2011 from the offset and in-fill holes that have been and are being drilled in areas where Newmont had encountered significant gold mineralization with its 2010 gold drilling program on the Sundance Gold Project at Bear Lodge, Wyoming.

Forward Looking Statements

Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including "will", "believes", "may", "expects", "should", "seeks", "anticipates", "has potential to", or "intends' or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company's business model; future operations, products and services; the impact of regulatory initiatives on the Company's operations; the size of and opportunities related to the market for the Company's products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

RARE ELEMENT RESOURCES LTD.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2010
Containing information up to, and including November 15, 2010

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Forward-looking statements included or incorporated by reference in this document include statements with respect to:

- The progress, potential and uncertainties of the Company's 2010 rare-earth drill program, metallurgical testing and 2010 gold-exploration drilling program at the Bear Lodge Property;
- The potential and expectations in the NI 43-101 Mineral Resource Report and the PEA on the Bear Lodge Property;
- Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties; and
- Plans to complete an updated resource estimate and the Preliminary Prefeasibility level analysis.

Exhibit 99.5

NEWS RELEASE
RARE ELEMENT RESOURCES LTD
NYSE-Amex: REE & TSX-V: RES
November 16, 2010
Ref: 32-2010



Rare Element Reports First Quarter Financial Results

Vancouver B.C. - **Rare Element Resources Ltd. (TSX-V: RES and NYSE-Amex: REE) (the "Company"** or **"Rare Element")** announced that its unaudited financial statements and Management's Discussion and Analysis for the three months ended September 30, 2010 have been filed on www.sedar.com. These financial statements were filed using International Financial Reporting Standards which Rare Element early adopted as of July 1st, 2010. Note 16 in the financial statements reconciles the changes in the comparative periods from Canadian Generally Accepted Accounting Principles to International Financial Reporting Standards, which will be fully adopted in Canada as Canadian GAAP in 2011.

All dollar amounts stated below are in United States dollars.

First Quarter Financial Highlights:

- Exploration expenses amounted to $2,839,204 (2009 – $486,749) during the three months ended September 30, 2010, of which $2,307,444 (2009 – $486,749) was spent on Bear Lodge Rare-Earth Project and $531,760 (2009 - $nil) was spent on the adjacent Sundance Gold Project. Both projects are located on the same property position.
- Administrative expenditures, including the non-cash share-based payments amounted to $700,860 (2009 - $554,163) for the period, up 26% compared to the same period last year.
- Loss for the period was $675,740 (2009 - $545,193) or $0.02 per share (2009 - $0.02), up 24% from the same period in the prior year.
- Cash and cash equivalents at September 30, 2010 were $11,060,969 (June 30, 2010 - $11,460,476), reflecting the three financings completed in fiscal 2010 and the recent exercises of options and warrants.

Business Highlights:

- Rare Element listed its common shares on the NYSE-Amex Stock Exchange under the symbol "REE".
- The geologial team continued the rare-earth drilling and exploration program on the Bear Lodge property which started in June, 2010.
- The gold geological team began the gold drilling and exploration program on the Sundance Gold Project at Bear Lodge in July, 2010.
- The Company completed the NI 43-101 compliant Preliminary Economic Analysis of the Bear Lodge REE deposit (the "Technical Report") as announced on September 28, 2010 which shows that the project has an IRR of approximately 40% using historical REO concentrate prices, which have recently increased greatly. The Technical Report was prepared by independent consultant, John T. Boyd Company with the assistance of consultants Mountain States R&D International and Ore Reserves Engineering. This press release highlights some of the information contained in the Technical Report released on November 9, 2010 and for investors to fully understand the information in this press release, they should read the Technical Report in its entirety, including

all qualifications, assumptions and exclusions that relate to the information set out in this press release.

Rare Element currently has 35,005,965 common shares outstanding, and 39,327,823 common shares outstanding on a fully diluted basis. Rare Element has approximately US$11.7 million in cash and no debt.

The unaudited financial statements and management discussion and analysis are available through the Canadian securities regulatory authorities at www.sedar.com, and with the Securities and Exchange Commission at www.sec.gov. They are also available on the Company's website at www.rareelementresources.com. Hard copies of the unaudited financial statements and notes are available, free of charge, to shareholders upon written request.

Rare Element Resources Ltd (TSX-V: RES & NYSE-Amex: REE*)* is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on the Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD
Donald E. Ranta, PhD, PGeo, President & CEO
For information, refer to the Company's website at www.rareelementresources.com or contact:
Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com
Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including "will", "believes", "may", "expects", "should", "seeks", "anticipates", "has potential to", or "intends' or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company's business model; future operations, products and services; the impact of regulatory initiatives on the Company's operations; the size of and opportunities related to the market for the Company's products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.

Donald E. Ranta, PhD, PGeo, serves the Board of Directors of the Company as an internal, technically Qualified Person. Technical information in this news release has been reviewed by Dr. Ranta and has been prepared in accordance with Canadian regulatory requirements that are set out in National Instrument 43-101.

This news release was prepared by Company management, who take full responsibility for content. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Exhibit 99.6

Rare Element Resources Ltd.
PRESS RELEASE



NEWS RELEASE
RARE ELEMENT RESOURCES LTD

TSX-V: RES
NYSE AMEX: REE
November 18, 2010
Ref: 33-2010

RARE ELEMENT FILES PRELIMINARY PROSPECTUS IN CANADA FOR FINANCING FOR AGGREGATE PROCEEDS OF UP TO C$50 MILLION

Vancouver, BC – Rare Element Resources Ltd. (TSX-V: RES and AMEX: REE) (the "Company") is pleased to announce that it has filed a preliminary short form prospectus with the securities regulatory authorities in each of the provinces of Canada, except Québec, in connection with a fully marketed public offering in Canada with a concurrent private placement in the United States (the "**Offering**") to raise aggregate gross proceeds of up to C$50 million on a best efforts basis with a syndicate of agents. The Offering will consist of the sale of common shares (the "**Shares**") at an issue price to be determined in the context of the market (the "**Issue Price**"). The agents for the Offering shall also have the option to purchase from the Company up to that number of additional Shares equal to 15% of the number Shares issued under the Offering during the 30 day period immediately following the closing of the Offering (the "**Over-Allotment Option**").

The net proceeds from the Offering will be used to fund the work program at the Company's Bear Lodge rare earths deposit in Wyoming, USA, including the completion of a pre-feasibility study, pilot plant testing, drilling, metallurgical work, exploration programs and for general working capital purposes.

The Company has agreed to pay to the agents for the Offering a cash commission equal to 6% of the aggregate gross proceeds from the Offering (including the Over-Allotment Option). As additional consideration, the Company will issue to the agents for the Offering broker warrants (the "**Broker Warrants**") entitling the agents to subscribe for that number of Shares as is equal to 6% of the total number of Shares sold pursuant to the Offering, including the Over-Allotment Option. Subject to regulatory approval, each Broker Warrant will be exercisable to acquire one Share at a price equal to the Issue Price for a period of 24 months after the closing of the Offering.

The Offering is expected to close on or about December 9, 2010. The Company shall obtain the necessary approvals to list the Shares on the TSX Venture Exchange ("**TSX-V**") and the NYSE Amex Equities ("**AMEX**"), which listings shall be conditionally approved prior to the closing of the Offering.

A preliminary short form prospectus has been filed with the securities regulators in each of the provinces of Canada, except Québec, pursuant to National Instrument - 44-101 *Short Form Prospectus Distributions*. The Shares have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state of the United States, and may not be offered or sold, directly or indirectly, in the United States (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable securities laws of any state of the United States or in reliance on an exemption from such registration requirements. This news release does not constitute an offer to sell, or a solicitation of an offer to buy any of the Company's securities set out herein in the United States.

Rare Element Resources Ltd. is a publicly traded mineral resource company focused on exploration and development of rare-earth elements and gold on its Bear Lodge property.

Rare-earth elements are key components of the green energy technologies and other high-technology applications. Some of the major applications include hybrid automobiles, plug-in electric automobiles, advanced wind turbines, computer hard drives, compact fluorescent light bulbs, metal alloys, additives in ceramics and glass, petroleum cracking catalysts, and a number of critical military applications. China currently produces more than 95% of the 130,000 metric tonnes of rare-earths consumed annually worldwide, and China has been reducing its exports of rare earths each year. The rare-earth's market is growing rapidly, and is projected to accelerate if the green technologies are implemented on a broad scale.

ON BEHALF OF THE BOARD
Donald E. Ranta, PhD, PGeo, President & CEO
For information, refer to the Company's website at www.rareelementresources.com or contact:
Mark T Brown, CFO, (604) 687-3520 ext 242 mtbrown@pacificopportunity.com
Donald E Ranta, (604) 687-3520 don@rareelementresources.com

Forward Looking Statements
Except for statements of historical fact, certain information contained herein constitutes forward-looking statements. Forward looking statements are usually identified by our use of certain terminology, including "will", "believes", "may", "expects", "should", "seeks", "anticipates", "has potential to", or "intends' or by discussions of strategy or intentions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or achievements to be materially different from any future results or achievements expressed or implied by such forward-looking statements. Forward-looking statements are statements that are not historical facts, and include but are not limited to, estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to the effectiveness of the Company's business model; future operations, products and services; the impact of regulatory initiatives on the Company's operations; the size of and opportunities related to the market for the Company's products; general industry and macroeconomic growth rates; expectations related to possible joint and/or strategic ventures and statements regarding future performance.

Forward-looking statements used in this discussion are subject to various risks and uncertainties, most of which are difficult to predict and generally beyond the control of the Company. If risks or uncertainties materialize, or if underlying assumptions prove incorrect, our actual results may vary materially from those expected, estimated or projected. Forward-looking statements in this document are not a prediction of future events or circumstances, and those future events or circumstances may not occur. Given these uncertainties, users of the information included herein, including investors and prospective investors are cautioned not to place undue reliance on such forward-looking statements.